Filed by WorldCom, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                               Subject Company:  WorldCom, Inc.
                                                    Commission File No. 0-11258

                                                               November 3, 2000

The following transcript contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning future operating performance, share of new and existing markets, and revenue and earnings growth rates. Such forward-looking statements, which are not a guarantee of performance, are subject to a number of uncertainties and other factors, that could cause actual results to differ materially from such statements, including vigorous competition; the ability to establish a significant market presence in new geographic service markets, and the success and market acceptance of new products and services. For a more detailed description of the factors that could cause such a difference, please see WorldCom, Inc.'s filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We urge investors and security holders to read WorldCom, Inc.'s Registration Statement on Form S-4, including the prospectus and proxy statement, when they become available, because they will contain important information. When these and other documents relating to the transaction are filed with the U.S. Securities and Exchange Commission, they may be obtained without charge from the SEC's website at http://www.sec.gov. Holders of WorldCom, Inc. stock may also obtain each of these documents (when they become available) for free by directing your request to WorldCom, Inc., c/o Investor Relations Department, 500 Clinton Center Drive, Clinton, Mississippi 39056. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section
10 of the Securities Act.

WorldCom, Inc. and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of shareholders to adopt the proposals which will be set forth in the proxy statement contained in WorldCom Inc.'s Registration Statement on Form S-4. The participants in this solicitation may include the directors and executive officers of WorldCom, Inc., who may have an interest in the transaction including as a result of holding shares of common stock and/or options to acquire the same. A detailed list of the names and interests of WorldCom Inc.'s directors and executive officers is contained in the Company's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet Website at http://www.sec.gov.

             THE FOLLOWING IS A PRESS CALL TRANSCRIPT ISSUED BY
                     WORLDCOM, INC. ON NOVEMBER 1, 2000

WORLDCOM

November 1, 2000
8:00 a.m. CST


Scott Hamilton                    Good morning.  Thank you for joining us
                                  today. My name is Scott Hamilton, and I'm the Vice President of Investor Relations for WorldCom.

                                  WorldCom would like to draw your attention to the cautionary statements and the forward-looking statements in your binders. Today's presentations will include forward-looking statements within the meaning of the Securities Act of 1933 as amended, including statements concerning future operating performance, share of new and existing markets, revenue and earnings growth rates. Such forward-looking statements, which are not a guarantee of performance, are subject to a number of uncertainties and other factors that could cause actual results to differ materially. Such factors include vigorous competition, the ability to establish a significant market presence in new geographic service markets, and the success and market acceptance of new products and services.

                                  For a more detailed listing of these
                                  factors, please see WorldCom's filings with the Securities and Exchange Commission.
                                  The company disclaims any intention or
                                  obligation to update or advise any
                                  forward-looking statements, whether as a result of new information, future events, or otherwise. In addition, we urge you to read our registration statement on form S-4 including prospectus and proxy statements when they become available. They will include important information.

                                  Please also note that WorldCom and certain other persons may be deemed to be participants in the solicitation of proxies of shareholders to adopt proposals, which will be set forth in the proxy statement contained in WorldCom registration statement, S-4.

                                  With that, I'd now like to introduce
                                  WorldCom's President and CEO, Mr. Bernie
                                  Ebbers.

Bernie Ebbers                     Thank you, Scott, and thank you all for
                                  being here this morning. Let me start by telling you that before we get on the script of what we're about here today, something that I feel pretty strongly about, and that is that we recognize as a company that we have let you as investors down. I've let myself down. And the management team of this company is not at all satisfied with where we are today. We certainly don't look at this as the best day of our life. By the same token, the focus of the rest of the meeting is going to be on why we think we can refocus our company and get back to where you expect us to be and, certainly, where my family expects us to be.

                                  I think about it, if I could just be
                                  personal for a moment, about an experience
                                  I had when I was about 16 years old. I was a tall, skinny kid, six foot three and 130 pounds. I was trying to be the center on the basketball team. I had just moved from a school in New Mexico that had 53 students in high school and I was one of six Anglo-Saxon kids, the rest were Native Americans, and the coach didn't speak English. And I had just moved to a high school in Edmonton that had 4,000 students in grades 10, 11, and 12, and here this skinny kid was thinking that he was going to be a basketball player.

                                  The person that I was trying to compete
                                  with for the center position was a tight end on the football team. He was every bit my height and actually a 100 pounds heavier. The coach had a hard time making a decision one day. This other kid wasn't really aggressive. And in order to teach the other boy a lesson, the coach threw the ball and said, "We're going to have a contest today." And he threw the ball out on the floor and he said, "Whoever comes up with the ball is the starter for the rest of the year." Well, I came up with the ball. And I feel just as strongly here today as I did then, that we are going to come up with the ball, and we are going to right this effort like we never have before.

                                  So let's get on with some of the things
                                  that we want to talk about today -- why
                                  we're here. Well, we want to discuss two things. First, we want to talk about the formation of two operating companies. Secondly, we want to give our best look at the fourth quarter and 2001, so that you have as complete a picture as we can give you.

                                  Recognizing that, we have to recognize some things that I think are characteristic of WorldCom. First, we have accumulated a lot of different assets through this acquisition phase that we've been in. And, my fault, some of these assets should have probably been disposed earlier, but we didn't. And now we have to look at what are the characteristics of some of these assets, given the new environment that we're in going forward.

                                  The characteristics of some of these
                                  assets, the changes are permanent. I don't think we can change that. Technology has changed. And we know that we're going to see voice go to IP over a period of time, at least to some degree, and at least as far as it represents Intranets for companies.

                                  And the fourth thing that we have to be
                                  aware of, with no question about it, and I'm not trying to make excuses in any way

                                  (I fought for the Telecom Act), the fact is that regulatory change has been very significant since 1996. The intent of the Act was to create competition. The implementation of the Act has been to refocus on the establishment of a monopoly.

                                  Several things have happened in the
                                  consumer end of the business, by and large, that have made it very difficult. And we're not the only ones in this predicament that made it very difficult to look at a long-term growing consumer business. We have the CALLS plan, the slamming characteristics, where we see more and more that the states are going to take over jurisdiction of slamming complaints (and you can imagine what every elected public service commissioner will do), de-tariffing, which will be a significant impact for us, local service, and then mergers that were actually allowed in some instances and rejected in others. So -characteristics of this industry are changing permanently is the point of what I'm saying.

                                  So, WorldCom, Inc. has decided that we
                                  would form two business units, two
                                  operating units, that characterize these permanent things that have changed in our industry. One will be known as MCI, and it will have in it consumer, dial-up Internet, wholesale, paging, and alternate channels. And alternate channels are really an accumulation of small pieces of business like agent business, pre-paid cards, and so on. The other side of our business will be WorldCom, which will have in it data, dedicated Internet, international, our new generation d products that we'll be coming out with and business focuses, and business voice. The structure of this has enabled us to put over 66% of our voice business in the MCI unit and right around 30% of our voice business left in the WorldCom; that is by in large the piece of business that we'll be transitioning over a period of time, as a result of new technologies.

                                  Now why a tracking stock? First of all, very important to us was the fact that we get time to close quickly. We did look at the possibilities of a spin-off. It's a much more extended process, it would not have been seamless to our customers. It would not have had regulatory certainty, and this allows us an interim step to get ready for that if we choose to do it. Financial flexibility would have been lost. So we have decided that tracking stock is the right thing to do for now.

                                  One of the benefits of separation: first, clarity. I think one of the things that you've been frustrated with and I've been frustrated with is the fact that we have not had the clarity and the predictability that we've needed where we could say with absolute certainty that we will be at "x" number for the next period of time, and we have now structured our business where we'll be able to do that, and we are absolutely confident of that. We think because of that we have not created the shareholder value that we could, and we feel like we can focus management more appropriately in this new structure.

                                  The operating strategies really won't
                                  change. We'll have an aggressive build-out of our data services. We'll have leadership in Internet transport. We'll be at the forefront of the IP implementation. We'll attack new markets, and you'll hear us talk about that today quite extensively, global expansion, as we have done in the past, and we'll protect the consumer market share.

                                  Now, just for a couple minutes, what are the characteristics of the MCI unit again? Consumer or mass markets, everything that goes along with that and wholesale services, mainly switched wholesale services. There is a little bit of dedicated in there, but only because we've identified certain customers who we don't expect growth to occur in. Dial-up Internet services, paging, and pre-paid; these will be optimized for cash.

                                  It will be a 100% stock dividend, one share of MCI for each 25 shares of WorldCom. It'll be a tax-free distribution. And we'll pay $300 million dollars in annual dividends in June and December of each year. This will be a cash focused business. The revenue mix, as you can see, we'll have wholesale revenue in this unit of 20%; mass market and consumer, 54%; paging, 3%; alternate channels, 13%; and Internet dial, 10%.

                                  The financials for this business: Our
                                  revenue will be about $15.2 billion;
                                  EBITDA, $3.2 billion; and cash, $2 billion.
                                  Now, what will we do with the cash? The $2 billion cash will pay a $300 million dividend. We will spend or allow approximately $500 million for capital expenditures, but we will only make capital expenditures if they increase cash flow; we will not focus on the growth of the business. And that will then give us cash available for debt service; the debt attributed to this unit will be $6 billion. And the repayment of the debt, out of the cash flow, will be $1.2 billion per year.

                                  Now on the WorldCom side, the growth-engine that we're proposing: It'll have data in it, dedicated Internet, hosting, generation d products, wireless resale (which is growing very rapidly for us), international, business long distance, and business local voice. And as it said on the slide, this will be a business focused on growth.

                                  Our WorldCom revenue mix will be 30% voice, 32% data, 11% dedicated Internet and 27% international (what I'm trying to demonstrate in these slides is that voice is coming down significantly); 26% voice the next year in 2001, 33% data, 13% Internet and 28% international. And then by the year 2004, we're down to 11% voice. My own opinion is that it may occur quicker than that, depending on how quickly the implementation of the transfer of voice over Intranets goes. So we have reduced significantly our exposure that everyone has been concerned about to the switched voice business.

                                  Just a little bit about our major strategy, and I'm not going to run this horse into the ground because you're going to hear a lot about that today, and that is that our major strategy is to excel in the high-end, high-growth areas of the business. We're not abandoning the things that got us here: data, Internet, and international. But we're going to be a primary player in global VPN's, IP VPN's, web-hosting and related services, and Web customer service centers. We think that - and Brian Brewer later will give you some statistics on that
                                  - in and of itself, gives us a tremendous amount of opportunity, and those enhanced opportunities are in none of our numbers going forward.

                                  The time line for this transaction is that we will have the S-4 registration statement, we hope, filed by the end of this year. These are very conservative dates, by the way. Special shareholder meeting first half of 2001 - don't quote me
                                  - but we really think that's going to be closer to the end of the first quarter. We really don't control that. That's an SEC issue. Regulatory reviews, we do not expect any-one of the main drivers behind the structure of a tracker. And then stock distribution would be soon after the shareholder meeting, but no later than the first half of this year.

                                  Now I would like to call on Scott Sullivan, who will take you through some of the more of the specific details, both about our current business and our revised business.

Scott Sullivan                    Thank you, Bernie, and good morning.
                                  Actually, this is a realistic morning, as Bernie mentioned. Today I'll spend a few minutes on the tracker, and then I'm going to go through the financial profiles of the two businesses. And then I'll focus on how the separation allows each unit to behave in the most rational, economic manner for their distinct businesses.

                                  Obviously, you've seen our press guidance.
                                  I'll talk about the issues surrounding
                                  guidance, how we got where we are, and why it's thorough. And then on to the rest of the presenters, we'll describe where we're going and why we're comfortable with our new plan.

                                  Today we're announcing the formation of a separate MCI long distance tracking stock. It will be effected through a 100% stock dividend of the MCI business to WorldCom holders. There will be no change in the number of shares of WorldCom, Inc., but at the time of the separation, it will start to track the digital business. The last point is WorldCom will own no inter-company interest in MCI.

                                  Financial allocations under this model are straightforward and simple. The metro network and the fiber network will be allocated to the WorldCom tracker. MCI's allocation will include US long distance switches, call centers, and dial modems. Assets allocated to each group will dovetail with the customer group that these businesses serve. The plan is not to have significant inter-group borrowings; if there are any they will be a market rate.

                                  And lastly, debt; all debt will be held at the WorldCom, Inc. level. Interest allocated to the tracking units will be based on credit profiles, initially starting at $6 billion, will be the debt allocation to MCI, initially starting at an 8.5% interest rate. And the balance of the debt, $17 billion, to the WorldCom tracker. That represents roughly 1.25 % over our average borrowing rate to date at the WorldCom, Inc. level.

                                  MCI dividends will be paid quarterly.
                                  Voting rights are proportionate with the market cap of both stocks. And if at a future date we decide to establish a subsidiary, or to spin, or sell any of these businesses, or the consumer business, the redemption feature give us maximum flexibility.

                                  This shows the relative size of our two
                                  businesses in terms of revenue and EBITDA before the new guidance. I'll save you the calculation, but WorldCom margins before the new guidance is 41%. EBITDA margin of 41% for WorldCom is more like an RBOC that has high, single-digit revenue growth - too high for a company that we intend to grow in the mid-teens.

                                  The fact that we got to this level of
                                  margin is testimony to the depth and reach of our network in the midst of high margin Internet and On-Net data traffic. But we are and we intend to continue spending at higher levels in the growth portions of the WorldCom business; and I'll get to that in a moment.

                                  This is a transparent separation, in terms
                                  of the businesses.  In terms of assets,
                                  customers, services, brands, consumer
                                  versus the corporate enterprise, the
                                  overlaps are few.   They're simple and
                                  they're beneficial. They're efficient from a network prospective, taxes, overhead, and the debt allocation that I talked about. But we won't overlap at the customer point of sale. And our brand methods will be clear.

                                  You'll hear more about MCI's strategy from Wayne Huyard later. From my perspective it's simple; it's cash. About paying dividends, deleveraging, later potential for share repurchase at the MCI level, supported by minimal investment.

                                  We look at the highlights of the MCI
                                  business: Let me show you about economic behavior at work. Under the old model from 1999 to 2000, long distance revenues grew modestly, due to the Five Cents Everday plan that we introduced in mid-1999. But it came at a cost: lower EBITDA; and we're not going to do that anymore. MCI will no longer be driven by top-line revenue growth. We will make the appropriate decision to run the business for cash generation. And the full impact of EBITDA decline is being felt in the fourth quarter. In fact, the final price point set out under the old model drives the reduction in 2001 EBITDA.

                                  We're going to experience downward pressure in 2001 at the MCI level, due to the lingering effect of the rate reductions and decisions. But we believe the new behavior of managing yield per unit will save a lot of the business in 2002.

                                  Even with the EBITDA decline in 2001, MCI will still have strong coverage ratios. We expect them to stabilize in the 2002 period, at seven times EBITDA to interest coverage in 2001, 1.6 times total debt to EBITDA coverage in 2001. We would expect ratios within the area of six times coverage in 2002 and still being under two to one in the debt to EBITDA level in 2002.

                                  As I've said before, the whole reason for the separation is to focus both companies to behave rationally for their markets. Stand-alone WorldCom has 41% EBITDA. To sustain mid-teens revenue growth, we need to be in the mid-30's EBITDA area to be able to spend and grow revenue. Unlike MCI where value is driven by deleveraging and the dividends, at WorldCom the economic value is going to be driven by sustained top-line growth with reasonable margin and modest deleveraging over time. Here's the rationale: WorldCom has unmatched global assets. We intend to fully exploit that position by investing for growth, as opposed to milking an EBITDA margin that is equal to an RBOC.

                                  Credit ratios are strong, stable, and
                                  proven; they stack up against anyone in
                                  this sector.  The leverage and the
                                  coverages are stable.  In a growing
                                  capital-intensive business, at this level, you have to have a good balance sheet and WorldCom has the best balance sheet in the industry. That's the plan. We think that the separation is the best way to highlight the value of our separate businesses and focus our management on the right economic behavior. It's the right thing to do. And now I'm going to talk about our guidance.

                                  We expect our 2001 revenue growth to be in the 12% to 15% range at the WorldCom tracker level. We'll start off the year at the lower end and be closer to the higher end of the range by the end of the year. Obviously, this is a lower growth than recent levels. The reasons are self-evident. Our voice business, while only 30% of the mix, isn't immune to pricing pressures seen by other carriers. That, combined with pricing pressure in some areas of private line data, masks what is a 25% to 30% rate of growth for packet data, Internet, and international. Even with all that, we expect to grow a $26 billion revenue base in 2001 at a long-term rate in the mid-teens.

                                  In order to have confidence in a mid-teen growth rate, we believe we have to recalibrate EBITDA margins to the mid-30's to have room to invest, room to grow, resetting the bar. We think these are reasonable revenue growth rates with very reasonable EBITDA margin totals. In fact, the EBITDA margins five years from now in these projections are conservatively lower than two years ago. These are healthy, double-digit growth rates with reasonable EBITDA margins.

                                  We are resetting our expected growth
                                  target.  Year to date in 2000, WorldCom
                                  grew almost 20% year-over-year. We believe voice will continue to face pressure, as there will be other areas as well. But there is great potential in data and Internet, especially when combined with value-added services like hosting and IP VPN. And John Sidgmore and Brian Brewer are going to talk about those areas today.


                                  This is our new guidance by business unit as previously outlined in our press release this morning. The $2.40 cash EPS number on this slide is pro forma for Digex. I'll also discuss how that matches up with First Call and the Intermedia/Digex adjustment on the next slide.

                                  There are three main drivers to our new
                                  guidance: The global economy and FX rates that are out of our control effecting Europe dramatically in the fourth quarter, and effecting Brazil in the fourth quarter at an accelerated pace. We've had pressure all year long on Europe; more pressure in the fourth quarter, telecom industry environment, global enterprise pricing, consumer pricing and our additional spending to support growth initiatives. We're not going to slow down in that area.


                                  We're spending on generation d costs that comprise product marketing cost, customer care cost, information system cost, and product development, and that's approximately $0.10 in the fourth quarter. That number will be about $0.35 in the 2001 period. There's $0.02 of FX pricing impact in the fourth quarter. We expect currently $0.05 of pricing for the 2001 period, although we can't predict that number.

                                  Global major account pricing is putting
                                  $0.04 of pressure on our fourth quarter and is expected to alleviate in the major accounts area by about the second quarter of next year. There should be about $0.10 of pressure for next year.

                                  At the MCI level, consumer and wholesale pricing is pressuring the fourth quarter by $0.06 a share. That's made up of dial-up Internet pricing of $0.04, wholesale international outbound $0.01, and Five Cents Everyday mix of an additional $0.01 makes up the six cents. And then there's an issue that we have and that we'll address related to dial-up Internet traffic and the amount of off-net dial-up traffic that we have today on our network versus on net where we can drive cost efficiencies.

                                  The spending is what makes this different;
                                  this is how we attract and retain customers and grow at a mid-teen rate. Also in the fourth quarter, we expect to incur costs associated with continuing MMDS dilution of approximately $0.02 a share, cash versus stock retention for employees of about $0.02 a share, and health and welfare benefits (more in cash versus stock) at about $0.02 a share.

                                  The new guidance is well thought out. It's a realistic view of our fourth quarter and 2001. It reflects the state of the industry and the different economics of our businesses. With or without the new guidance, the tracker is the right thing to do.

                                  WorldCom is well positioned to achieve
                                  because we have a strong balance sheet. We have a great set of global assets to serve the corporate enterprises. We have realistic guidance as a base to move forward.

                                  I'm going to turn it over to John Sidgmore, thank you.

John Sidgmore                     Hello, everybody, and good morning.  I
                                  normally talk about how exciting these
                                  times are for Internet companies, generally for Internet-centric communications companies and how much I love the Internet.
                                  And I guess I'm going to do a little bit of that, although I have to say this past year some of the excitement has been a little more fun than we can enjoy.

                                  I will say right up front, I want to put some perspective on what's happened in Internet stock prices, because I think it's confusing a lot of people, and I'll just give you the way we think about it. I'm going to put that in perspective first and then talk about how we look at the Internet opportunity going forward now, because I think it has changed a little bit. What hasn't changed is the way we look at the growth potential. And what hasn't changed is the way we believe that we can lead this industry going forward. So what has changed?

                                  Well, one of the things that has changed with the dot-com decline is, I think, the perception that a lot of people had, I guess, is that all things Internet would work, no matter what. Now I don't know how we had this idea, but did we really believe that every single dot-com that was going to sell flowers or groceries or CD's on-line was going to be a huge success going up against main stream companies?

                                  At the end of the day, I think the right perspective is that this was a rationalization. The stock market correction among Internet companies was a rationalization that will ultimately be healthy. But I think without any question, the growth opportunity here continues a pace, and that's certainly the way we feel. I think at the end of the day, that's the way it will turn out.

                                  I do think that only a few winners will
                                  emerge in each sector.  And again, this
                                  should not be a surprise. If you look back to the early days of the Internet, generally speaking, there was only one significant player, or maybe two, in each sector. AOL was the dominant player in the ISP sector. In fact its market cap equaled the market cap of all other ISP's combined. When UUNET went public, we had the same phenomenon there in Internet access. Netscape, same phenomenon there in Web browsers. And for some reason, over the last couple of years, we've forgotten that. But at the end of the day, I think you're going to see a few quality winners emerge here.

                                  But I think that the important point is
                                  that the Internet revolution, the
                                  extraordinary explosion of technology,
                                  innovation, new ideas, new business models, continues. And we are as committed to it or more than ever. In fact, in a lot of ways, we're doubling-down our bet on the industry. And why do I think the industry itself or this technology continues to remain a unique opportunity for us? And of course, we believe, as you know, that we're uniquely positioned here.

                                  Well, there are two things about the
                                  Internet that make it different: one is it offers a tremendous reduction, potentially, in the cost structure of previous networks. There is no question about the fact that it is a different cost structure than the networks that came before it. But that's not the big thing. That's true with any new technology or any new industry. The real difference maker about the Internet is the second point there. It's the ubiquitous nature. Because when you think about it, and this is what really derives e-commerce, for the first time in history a business can ubiquitously access all its customers, all its prospects, all its vendor's, all its partner's, all its employees, with a single network that's simple to use, that's low cost, that everyone potentially is connected to.

                                  For the first time in history, we've
                                  created a truly public Internet network;
                                  and that is the thing at the end of the
                                  day. That is the thing that changes the business model. In my opinion is that ubiquities access that makes a difference. That's what allows new companies like Amazon to explode into a very traditional industry (the book industry is one of the oldest industries on earth), create this gigantic national brand all of a sudden, with very little initial capital, with very little distribution capabilities. That would have been unheard of before the Internet. It would have been impossible to spend enough money to create that brand.
                                  It would have been impossible to create the distribution network required to distribute books around the country. Internet changes that model because of the ubiquitous access. And I think it's what ensures a growth on a continued basis of e-commerce.

                                  The chart you see here, this is a Forrester chart. Forrester says that e-commerce, although it starts out relatively modestly now, by the year 2003 will deliver $1.3 trillion in e-commerce revenue. IDC says it's $1.7 trillion. Giga says it's $4 trillion. So whichever analyst you pick here, it's going to be a gigantic number and even though it's had a slow start relative to the hype, I don't think too many people would argue that e-commerce is going to be a dominant driver of change for business over the next few years.

                                  Look at the way the impact might take place here: 2001, we're going to have a slow start, like I said. Forrester says only 5% of business orders will be done on-line in 2001. But if you parachute forward to 2004, if you believe the analysts, two-thirds of all orders will be done on-line over the Internet. That, to me, is a dominant framework for change, and I don't believe it could have possibly existed without that. IDC says 55%. So whichever one you pick, again, it's going to be a huge number and somewhere in that range.

                                  Now, why is this happening? Well, it's the savings at the end of the day, not the top line revenue growth that I believe will drive e-commerce from here. If you look at that $1.3 trillion in revenue, Giga says there are $500 billion worth of cost structure reduction opportunities associated with that, with the use of the Internet for those orders. So what I think is happening-and this is a bit of a change here, it's the cost structure opportunity that's going to drive this, not the top line. And that cost structure opportunity is largely going to accrue to what I would consider to be mainstream traditional corporations. And those efficiencies are going to drive it. It's not the fact that you can sell books, CD's, flowers, or groceries over the Internet.

                                  A lot of it is going to come from what you might have considered to be the boring, corporate, traditional application of the past. Every corporation that we talk to is desperately trying to enable their traditional databases and their traditional in-house applications onto the Web. Why? Because they want to make that data available to their customers, so that their customers can order from them directly. It reduces their costs; so that they can do customer service themselves. One of the interesting things about all this, even though you reduce your costs substantially, you, generally speaking, have an opportunity to improve customer service at the same time.

                                  The fact of the matter is it's an awful lot cheaper to do business and transact things on-line than it is in the real world; it's much more efficient to sell over the Internet. There's no question about it. Not true in all cases, or with all commodities, but it is almost always more efficient to sell. It's currently more efficient to provide customer service. And these are dramatic changes in cost structure here; dramatic changes, that are potentially available.

                                  And one of the most interesting things to me is, and I said this before but I want to repeat it, generally speaking, you get an opportunity, particularly with customer service on-line, not only to reduce your cost structure but to give your customer much more satisfaction. A customer would rather sign on to a customer service database and get answers than wait on hold for three, four, or five minutes, which often happens today. So I think that this is an interesting opportunity. And I think one of the major points that you're going to hear from us today is that the growth opportunity in the Internet has really switched, from our point of view, from attacking cool, new dot-com's who are coming on to the scene, and it will be an important part of the growth, but I think the mainstream businesses are going to lead this chart and they're, generally speaking, going to be responsible for that $1.3 trillion of business you see. And that's why corporate hosting and value-added e-commerce services are so important to us right now. Brian Brewer is going to talk much more in detail about that. But that's why our strategy has shifted to a certain extent to make sure that we attack this huge opportunity in mainstream corporate America, here in America; and mainstream European business in Europe.

                                  I think that this is the story of 2001
                                  because I think that the GE's, the Exxon's, the General Motor's, and all the large-scale traditional companies we have are going to need a ton of help, and I think that we're probably in the best position to help them at the end of the day. So, when you think about e-commerce, to finish up on this, I think e-commerce does offer the opportunity to level the playing field. But when we used to talk about leveling the playing field what we really meant was, we leveled the playing field for small, new companies coming in because they had lower advertising costs than ever before. Like Amazon jumped in and suddenly took on the book industry, because the playing field was leveled; they didn't need to half thousnds of stores.
                                  But leveling the playing the field cuts the other way too. It can mean that it can make large businesses more agile; it gives them better information. It makes them more intimate with their customers. Those were advantages that used to accrue only to small companies.

                                  I think the point is, and I think this is what has happened over the last year, mainstream America, mainstream Europe, mainstream businesses have awakened to the fact that they can use this new medium to fight back and lower their cost structure dramatically. And I think that is the big shift here that we see. And it's clear that the Internet can be as important in cutting costs out of the supply chain as it can in raising top-line growth. And I think that's what you're seeing here this year.

                                  Now, this is going to be a huge driver of growth, obviously. What are some other drivers of growth? I'm just going to hit these very quickly. In the last 24 months, and you guys know this as well as we do, there really have only been two themes in communication. One is wireless and the other is Internet. And I think over the next couple of years you're going to see more of the same driven by a few things.

                                  First of all, you're going to see the
                                  continued deployment of broadband and,
                                  ultimately, that will bring video
                                  applications, which is going to bring a
                                  huge amount of new demand. I'm going to talk more about that in a minute. Wireless data and devices, obviously, are going to continue to explode and proliferate and as those devices get cheaper and cheaper, you're going to see more and more of them. They will just become, in effect, ubiquitous and they'll be communicating on-line in ways we don't understand yet.

                                  But there's one other one on the bottom
                                  that I want to talk about for a minute,
                                  which is voice. Because I think this is going to be a huge driver of growth, ultimately. And I'm not talking about consumer-to-consumer voice; I'm talking about voice browsers here. I think the challenge for us over the next couple of years is to make the Internet a lot easier to use. There is a myth that says everybody is connected to the Internet. In reality today, hardly anybody is connected to the Internet by some measures.

                                  There was a study done about nine months ago that was trying to find out how many regular users of the Internet that there actually were. And the way they define "regular," by the way, was that they went out and asked American families first how many of them signed on to the Internet more than three times per month; that was how they defined "regular." Now, that's not regular for me or for you, but that's how they defined it. And by that definition, only 26% of American families define themselves as regular users. That means that in the US we have four to one headroom on new users coming on.

                                  It's worse everywhere else.  Fifteen
                                  percent of families in England say that
                                  they are regular users.  It's 8% in
                                  Germany, one of the world's great
                                  economies.  So we have an enormous
                                  opportunity here.

                                  One of the problems, again, is that I think that the Internet is still much too difficult to use. An example: my 97-year-old grandmother will never use the Internet. Why? Because she is not going to learn how to use a personal computer, go to the log-on process, figure out why the modem doesn't work, and go through all that stuff; it's just not going to happen. But if she could walk over to the phone and bark some instructions into the phone, like she's done for 97 years, she might use the Internet. And she might use it for real applications that would be important to businesses, like ordering travel tickets or whatever.

                                  You can't do that today.  But I believe
                                  that the technology for voice browsers is very close. Six to twelve months from now this will be natural. I don't want to go through the details of the technology, but the point of this is that by making the Internet easier to use, if we could make the Internet accessible by natural voice interaction, through voice recognition (which is really just about here), you'll see a huge influx of new users and new applications on the Internet. Imagine truck drivers running around always connected to the Internet by a voice computer; this stuff is really happening.

                                  I talked about broadband access; everybody focuses on the near-term benefits. You're going to see some of these benefits.
                                  You're going to have faster downloads, and that is going to reduce frustration; but that's not going to be a big deal. I think the near-term benefit of broadband really is going to be the always on feature. A lot of research shows, very simply, that if you don't have to go to the login process and you're always on, then people use the Internet much, much more regularly; and that's going to continue.

                                  But the big deal about broadband comes in a couple of years when we have much more ubiquitous broadband deployment. Because that means that for the first time, we have the potential to get real video.

                                  Video conferencing was the sensation of the 1964 World's Fair. It never took off because the cost was so enormous that nobody could use it. But if we actually get broadband out to the end-point so we could enable it, you could make some of the visionary applications of the past work; and these visionary applications are business applications. Telecommuting, for example, could be a huge deal for business around the world. It's very, very difficult to recruit people today in the technology arena. But if you could recruit, not just in your one building or your four buildings, but you could recruit anywhere in the world and put people to work productively wherever they live, that could be a huge difference maker for the business community.

                                  Telecommuting doesn't work because audio conference calls basically don't replace personal interaction. So work groups just don't work if somebody is at home with an audio conference. But again, research shows that if you have a large screen TV with high definition at home, and with the work group at work, and you could naturally interact with it, you never had to sign on or off, it was just always on, that really does replace personal meetings in many and a very high percentage of situations.
                                  There are lots of other applications,
                                  distance learning, etc. But when we get broadband video out there, I think the demand, generally speaking, for Internet bandwidth, is going to dramatically increase.

                                  Wireless computing: The wireless revolution over the last many years has really been all about consumer voice to voice conversations. Over the next couple of years, the growth is going to come from wireless data. And everybody focuses, when they think about wireless data, of people running around as consumers with these gadgets downloading music and all that kind of stuff, and there will be plenty of that. But to us that's not the important thing. There are real business applications coming and they are coming soon.

                                  I'm not saying the gadgets won't explode;
                                  there'll be an extraordinary explosion of gadgets that people wander around with.
                                  But the real important things for us will be real computers in real objects, like cars, for example. We're working with virtually every car company in the world who wants to install wireless IP interfaces in their cars. Why do they want to do that? Because they want to be able to do remote diagnostics on your car as you drive around. So if there's a problem with it, they can instantly inform you by sending you a signal so you come into their dealership and spend money faster that's one thing. And interestingly about that again is in creating a revenue stream for themselves is pretty much as sure as an annuity, they also dramatically increase customer service. That'll be a huge benefit to you. And that's just going to happen next year. This is not something we're talking about years out. And these car companies are going to spend a huge amount of money on that.

                                  Coke machines, as an example: It turns out to be pretty expensive to send the coke machine guy out to fill up a coke machine if it's already full. If you could put a little sensor on the coke machine and call over the Internet back to the distribution center when it needs service, that would be tremendously efficient. Because not only could you save to send the guy out, you could say we need three orange, two diet cokes, four regular cokes, etc. Think of the efficiency inherent in that. So you provide super efficiencies on one side to lower cost structure; and secondly, you provide better customer service. These are the kinds of applications that are coming.


                                  So, in summary, the Internet opportunity has changed but it still offers, I think, explosive growth over time for real, live business application. And real life business applications are going to come from traditional companies: e-commerce to drive cost structure efficiencies, wireless data for real business application, video applications. So the point I think here is real companies are going to need this stuff and need it in the short-term. And this is, again, one of the reasons why we are changing our focus. We are doubling down our bet on the Internet but we're doing it in a slightly different way.

                                  We believe that the digital world is more central to us and more important than ever. And as the traditional businesses get on line, at the end of the day, we have to change the way we attack this market. And we have to attack it with much more resource, more scope than we ever have before.

                                  There's an interesting quote here from Jack
                                  Welsh, who I worked for GE for 14 years.
                                  He's, perhaps, the greatest CEO of all
                                  time, other than Bernie Ebbers, who's my favorite CEO of all time, and I just wanted to say that he was very late coming to the Internet party. For years, he really missed the Internet. A year and a half ago, Jack figured out those cost structure charts and he realized that he could go out of business if he didn't respond with force to those issues. And today he says, "When you stop breathing, you have to feel about the Internet the way you do about breathing." Trying to avoid it is like commanding the tide not to come in.

                                  I want to just leave you with one other
                                  thought.  I've always said that the
                                  Internet was the greatest explosion of new technology in history. You could make an argument that there was an analog 100 years ago with the development of motorized transportation and, perhaps, there was. I want to say one thing. In the 1920's, a high proportion of new companies created had either engine or motor in their name, or something like that. And a 100 years later, most of those companies are out of business. But if you think about the ones that are still in business, like General Motors, Caterpillar, Ford, McDonald Douglas, and Boeing, they created a huge percentage of the GNP and the GNP growth over the last 100 years.

                                  And I would argue if you look at the
                                  Internet companies today, a 100 years from now, most of those Internet companies will be out of business. But the ones that survive will create a tremendous percentage of the GNP and GNP growth over the next 100 years; and we intend to be one of those.

                                  And with that, I'm going to bring up Brian
                                  Brewer, our Senior Vice President of
                                  Marketing.

Brian Brewer                      Thank you, John.  I'm going to talk for the
                                  next few moments about our marketing
                                  strategy and more about our plans for the majors. Our goals in marketing are pretty straightforward. First, we're synching up our marketing and our product strategy and our market positioning between our business units. Now we'll have better products and services and more market clarity for our customers with a cohesive plan for our IP services and our traditional services around the globe complement one another.

                                  Second, we're very, very focused on
                                  building products and services and getting them in the development pipeline that will come on-line and reach maturity to off-set slowing growth in our older, more traditional services and having a much, much better product pipeline.

                                  Third, and something you've heard Bernie talk about before, we're shifting our product strategy from broad and shallow to narrow and deep. And what that means in a nutshell, we're going to focus on several new high-growth areas. Now that's not to say we're abandoning our core services, just that we're intensifying our efforts on several new services that will not only provide growth in and of themselves, but will drag along and lock in revenue in some of our more traditional services. And last but not least, we're very, very focused on getting the marketplace perception of WorldCom in line with who we are today and where we're headed, and as you've might have guessed that is what generation d is all about.

                                  WorldCom, and Bernie mentioned this
                                  morning, has traditionally grown in three
                                  ways.  We've grown by acquisition.  We've
                                  grown by opening up networks in new
                                  geographies.  And we've grown by launching
                                  new products and services across all of our
                                  service markets.  And over the last several
                                  years, we've been pretty focused on growing
                                  through major acquisitions.  And there was
                                  a time when that strategy served the
                                  company very well.   However, to insure
                                  that we can achieve and then maintain the growth levels that Scott talked about this morning and you, as investors, require, we have to have a much more balanced attack in all of those areas simultaneously. And that balance is at the heart of the strategy that I'm going to be discussing with you over the next few minutes.

                                  Bernie and Scott both mentioned this. We have an unsurpassed set of global data services, and businesses run on data services. And in spite of the rapid growth of the Internet, there is and still will be a requirement for private, ultra-secure networks for years to come. And WorldCom is well positioned to compete in this marketplace. And we're convinced we can execute better than we have in the past by properly positioning our private networking services in relation to our public IP services.

                                  Bob Hartnett will talk more in a few
                                  moments about how we're optimizing our
                                  sales channels to focus even better in the data marketplace.

                                  Second, John talked about this: We are the leaders in the Internet. The strength of UUNET technologies is now woven into our enterprise sales and marketing forces as we moved from being two separate companies, a telco and an Internet company, into one company, a digital communications company. And we'll leverage our IP network and reach into complimentary areas, like hosting and security services; and I'll talk more about those.

                                  Industry analysts forecast that the market for IP services is going to continue to grow rapidly. UUNET has been successful in supplying network services to both commercial retail customers and in really becoming the ISP's ISP. But you're going to see us focus much more aggressively on the commercial retail market. Now I don't want you to think that means we're going to scale back our efforts in supplying infrastructure to ISP's and ASP's. In fact, we'll be intensifying those efforts. But relatively speaking, we're going to stage an all out, frontal assault to be the IP infrastructure supplier of choice for business, especially for businesses who need mission critical carrier class performance from their communications provider.

                                  And finally, and you heard Bernie talk
                                  about this, is our majors: We are declaring selected high-growth, high-return opportunities where we're going to focus a great deal of our energy, both from a product development standpoint and from a sales and marketing standpoint.

                                  When we look around at companies who are capitalizing on the tremendous growth that this economy is generating, we see very clearly a common denominator. And that common denominator is focus. Segment leaders are extremely focused on being best of breed in a specific market area or a specific technology. Now that doesn't mean that they are a single product or market company; it just means that they've established a reputation for excellence, even to the point of establishing themselves as the defacto market leader in a specific product or service area. Once you get to the point where you've established yourself as the defacto standard, you can use that strength to build complementary products and services, and you can milk that position for all it's worth.

                                  WorldCom will continue to provide high
                                  grade communications services across the range of platforms and protocols, but we're also going to concentrate like we've never concentrated before. We're selecting a few key areas where we can lead the marketplace, just as Cisco leads the market for routers and Oracle does in Internet databases. We've picked a few high-growth, high-visibility markets, and we fully intend to set the standard for those markets and become the defacto industry leaders.

                                  Now we selected these concentrations for our majors based upon a few key criteria. First, is it important to where our customers are going? Is it strategically important to them? Is it what they want to talk to us about in terms of where their business is going? Does it take us to where the market is going before the market gets there?

                                  Second, does it represent a market that is going to be growing very fast? WorldCom needs to generate several billion of net revenue growth each year to satisfy you, as investors. So, we simply have to focus on fast growing, multibillion-dollar global markets that really line up with our network.

                                  Third, is it a market in which we can
                                  legitimately expect to be one of the top two players? If you can't be number one or number two in the marketplace, you're always following somebody else's lead; you're always reacting to the industry leaders. So in our estimation, why bother.


                                  Finally, is it a market service that builds upon what we have today: our infrastructure, our network, our people, the assets that Bernie and Scott have assembled to form WorldCom? These majors represent the markets where we fully intend to lead. That is, shape the industry in market direction and reap the revenue and margins that reward industry leaders.

                                  Let's talk about the majors.  To date,
                                  we've defined three: hosting and related services, global IP VPN's, and Web centers. Now I'm going to talk about each of these in a little more detail but let me tell you right up front, we're probably going to need more than three majors over time. I expect over the next quarter or two, we'll define two or three additional majors. But for now, let me walk you through each of the majors that we've declared thus far.

                                  The first one is IP VPN's.  Internet
                                  protocol based IP VPN's are the wide area networking tool of choice for new e-networks today, and they'll be the tool of choice for all networks for the next two years. Now global IP VPN's are hot because they can connect corporate Intranet, data centers, and remote users, via the public Internet. A VPN instantly expands a data network's reach via the Internet and it does so without sacrificing the security and the reliability of private networks.

                                  This slide depicts how a VPN architecture might look for a typical business application. You might say it looks very much like the topology for a private network, and you'd be right. For WorldCom, the difference is in how we provide the security, the encryption and/or the tunneling protocol that allow for secure communication across the IP backbone. But for the corporate customer, the difference is ease of use, price, and that ubiquitous reach that John talked about.

                                  The Yankee Group believes that the IP VPN's are going to dominate the growth in data communications over the next five years. I told you a few minutes ago that we felt that frame and ATM still have great growth potential, but let's be real. These are products that are a little bit more mature. And over time, IP VPN will replace those networks and services.

                                  Now WorldCom has the chance to get out in front of this transition. We can pick up not only on the migration of our own customers' networks from frame and ATM to IP VPN's, but that of our competitors' customers. To make this a growth arena rather than a cannibalistic strategy that would eat away at our own base, we're going to have to be aggressive; we're going to have to be very aggressive. That means we're going to have to attack AT&T's base, Deutsche Telecom's base, BT's base, France Telecom's base, everyone's base, who doesn't really believe that the VPN phenomenon is going to prevail.

                                  The strength of WorldCom's approach into data marketplace couldn't be better illustrated than it is on this slide. You see here several components ranging from traditional frame and ATM solutions to public IP solutions on the right hand side of the graph. Now our competitors tend to focus on either one, or the other end of this spectrum. As you might expect, the new entrants hype the next generation IP networks. They do that because that's all they have to sell. The more traditional carriers, they're going to do what you expect as well, they're going to focus on frame and ATM and they're going to disparage the IP-centric approach.

                                  The reality is that one size just doesn't fit all. Some applications are very much optimized for the public networks and some only make sense, at least today, when operated over a private network. Customers are looking for a migration path; they want to know how to get from "point A to point B." They all want to end up on the VPN, but they don't know how long it's going to take to get there, or what the security measures are going to be along the way.

                                  The strength of WorldCom's approach is that we have the right tool for the job, either public or private, or even a half-step in between. We have a set of services called private IP that allows customers to take existing private networks, frame or ATM networks, and IP-enable them to reduce operational costs and to increase reach. And most importantly we provide secure and reliable links among these three worlds, allowing data and applications to literally sit on the fence, sit across the boundaries, kind of the right tool for each job -- this is WorldCom's edge. And this is where our heritage as both a traditional telco and an Internet company becomes an advantage rather than being a burden.

                                  Let's move to our second major, hosting.
                                  As you know, the business and technology cycle have come full circle. The Internet start-ups and the emerging dot-Com's in many ways issued a wake up call to the so-called "old economy companies." Now those old economy companies figured out they could either face continuing market share and price erosion at the ends of the Internet-based up-starts, or they could fight back and beat them at their own game. There's been a lot written lately heralding the resurgence of these so-called old economy companies.

                                  There's a really simple reason for that
                                  and, when you think about it, it makes
                                  perfect sense. It's a whole lot easier to take a business you already know and understand and bolt a new approach on to it than it is to come into a marketplace only knowing E and figuring out how to run a business you don't know anything about. They say old dogs can't learn new tricks, but there's a lot of old economy companies who are showing us that's not true.

                                  Likewise, the dot-Com's and the new
                                  entrants see this trend and they're working very hard to try to keep the gains they've made. Well, that spells one thing for WorldCom and that's opportunity. Very clearly the market is hungry for somebody that can bring mission critical, carrier class capability on a global scale to bear, and that company is WorldCom.

                                  UUNET technology's already placed WorldCom in the top tier of hosting providers. The acquisition of Intermedia and controlling interest in Digex gives us capabilities that are ideally complementary to the hosting capabilities we already had, and their capabilities in the managed and enterprise space not only catch us up in the management and enterprise services, but they put us ahead of our competitors.

                                  Now I want to take a minute and put hosting in context with our network. Our definition of the Network is going to continue to expand. It's no longer simply a way to connect point A to point B, it's expanded to encompass the management of edge devices. There's been a lot written about this lately - routers, other hardware that has traditionally been on the customers' premise. Well, we're going to push that envelope on where the edges of our networks are.

                                  Any number of what today are currently
                                  defined as edge services are going to
                                  become integral to our network.  For
                                  WorldCom, we view hosting itself just as an extension of the Network. Now that really is an advantage that we'll have over the other hosting players who have to buy their network from somebody else.

                                  So we'll not be stopping there. Content caching and Network storage are likely next steps and you should anticipate a broad range of security services and turnkey managed services that leverage our networks, our hosting capabilities and our content distribution services.

                                  Now, you might be picking up on a theme
                                  here, and that's purely intentional. We are going to leverage one of WorldCom's key assets - our network and our global reach. There is no one in this industry who is better positioned to set the tone for the marketplace than we are.

                                  Hosting is at the backbone of every single e-business application and this is an exploding market. But we don't want other things to be true. If we host a company's e-enterprise applications, we're going to get the network transport, too. And again, we're going to leverage the majors to build on the foundation we have in the Network.

                                  So the final major I'm going to talk about this morning is Web centers. You have to think of Web centers as kind of a next generation call center, and this is an emerging trend that has been spawned by the explosion of the Internet and e-business. The problem in the e-space today is not being able to get information on a product or service out; there are thousands of Web sites to do that. Or even to get a product shipped. It is in getting service after the sale in case something goes wrong and very often something does go wrong. A Web center coordinates all the points of contact, from wireless to wireless, from voice to text. So whether the contact is initiated via a traditional toll-free number or whether it's done over a Web page or e-mail or via a wireless device like a PCS phone or a PDA, the contact becomes a living record throughout the Web center. Customer service professionals can interface with customers the way that is most convenient for the customer, not for the supplier.

                                  So we think the number of basic call
                                  centers is going to be kind of flat in the
                                  marketplace, but we really do believe the
                                  number of Web centers is going to grow very
                                  aggressively.  And our mission is to be the
                                  first in the market to really establish
                                  ourselves as the entrenched incumbent in
                                  this space.  By the way, no one really
                                  knows how big this market is going to be or
                                  can be because it's very much in its
                                  infancy.   The folks who are doing the
                                  software in this space are all very small companies, for the most part. But I honestly believe that the market estimates here are grossly understated. I think this could easily be a multi-billion dollar global market and one that WorldCom can clearly lead.

                                  The potential for each of the initiatives
                                  I'll talk to you about is great, but we
                                  also have to be realistic. Some are going to ramp faster than others. When we buy our entry, like we have with Digex, that's going to go very fast. Others like Web centers, where we're growing them organically, they're clearly the future but they'll take a few more quarters to gain traction. But we are very confident that this is the right direction for our company and that this makes the most of our network and resources.

                                  Now, we not only have to attack revenue
                                  growth through new services, through the majors, and through the utilization of our network for traditional data services, we simply have to do a better job of protecting the revenue we already have. Now, we've already started an initiative - and this is a major initiative across our sales and marketing channels - is to help our account teams better manage rate erosion.

                                  Now part of that is through aggressively offering you product and services, so that as you're renewing contracts and writing them down to more market rate, you have new revenues to sell into that customer to offset the write-down. But we're also going to be a lot more aggressive on setting floors for specific products and specific rate elements. And being completely honest with you, we're going to lose a few customers in this attack. But I honestly do believe that over time we can slow the rate of erosion and get our rate back into equilibrium.

                                  Now don't get me wrong, I'm not saying, and we don't believe, we can push up rates. We can't defy the laws of gravity. But I am saying that we do believe we can slow the rate of erosion a bit, and I don't think we'll be alone in the marketplace in embracing this approach.

                                  Last, and certainly not least, we're going to continue to better align the marketplace perception of WorldCom with who we are today. We are today more than ever, especially with today's announcement, a data and Internet infrastructure company. We provide the building blocks for the emerging e-centric companies and the global 1000 companies alike, and we're going to continue to grow our service offerings in this area.

                                  Take a look at the generation d Digital
                                  Sourcebook we handed out when you came in this morning. This is a sales tool that we're going to be publishing quarterly to keep our customers and our prospects aware of trends in the industry and about WorldCom's products and services. What you see in this book is about as far removed from a long distance company as you could possibly be. It's all about leveraging the emerging digital technologies to open up new markets, lower costs and improve competitive positions for our customers. And the image that's portrayed in this piece and in the advertising that we're going to be using to support the measures illustrates the kind of aggressive stance WorldCom's going to be taking in the marketplace in this regard.

                                  So in closing, we have the network, we have the people and we have the marketing might to reset industry benchmarks and expectations, and that's exactly what we intend to do. Now here's a video that illustrates how we're going to be positioning the majors with the marketplace.

                                  (Video being played; no audio)

Ron Beaumont                      Good morning.  I'm Ron Beaumont.  I'm
                                  responsible for operations and technology for WorldCom. I'm sporting my new generation d beard.

                                  This morning I'd like to talk about our
                                  network.  I'm going to talk about our
                                  network strategy, what the capital trends are that we're experiencing, and then I've picked out three network highlights that I think are important for us to talk about:

                                  the introduction of terabit transmission systems, Internet, and Web hosting growth; and managed voice over IP.

                                  Now what is our strategy? Our strategy is to increase network capacity and scale across all platforms -- be it an IP platform, frame relay or ATM -- lower the capital costs per unit, increase global, geographic coverage; and enable value added products and services, such as Web Hosting, Content Distribution, IP VPN's and e-commerce.

                                  Now I'd like to talk about capital trends.
                                  In the narrow band voice switching world, capital requirements are declining. We are rapidly approaching a maintenance of our existing switches. This is occurring because we are deploying soft switches in our network. I didn't put a lot of slides here on soft switch, but most of you know a soft switch routes Internet dial up traffic from the ILEC directly to our modem bank, bypassing our class five switches. This eliminates the use of two ports on the class five switch and gives us a cost reduction of 90% in handling that traffic.

                                  Transmission systems will see an increase in capital. That's driven by the Internet growth, which is growing at anywhere from four to eight times, depending on where in the network we look; Hosting, generation d products, and the unit cost is declining dramatically. So, if we look at long-haul transmission, which is measured in DS-3 miles, that's decreasing at 50% year-over-year. If we look at local transmission, measured in VGE's, that is declining at 40% per year.

                                  The data and the Internet platforms will see a modest increase in capital. The unit costs in capital utilization is improving significantly due to the soft switch that I talked about and also the MSS --

                                  Multi-Services Switch. The Multi-Services
                                  Switch is an integrated access technology that we're deploying. It provides input for IP, frame relay, ATM and voice all in a single box. We no longer have the need of putting out an IP router, an ATM switch, a frame relay switch and a voice switch. We do it all with the Multi-Services Switch. We can get a capital reduction because of a single box versus many boxes. And secondly, we get a trunking efficiency because now we only have to trunk back one box versus multiple boxes. That capital efficiency improvement is anywhere from 50-75%.

                                  In hosting, you'll see our investment
                                  decline modestly. The infrastructure was built out in the United States over the last year. We invested roughly $1.2 billion building brick and mortar. We built the infrastructure, which is the buildings, the emergency generators, air conditioning systems and UPS system to make it ready for business.

                                  Where do we go from here?  We expand
                                  internationally and our investment will
                                  shift from the bricks and mortar that I
                                  talked about to managed services. And what does managed services require -- servers, routers, data storage devices, software to run those. So, that's where the capital would be going.

                                  I summary, what is happening with capital?
                                  Well, while transmission volumes are
                                  increasing, cost per unit is declining.
                                  The soft switch and the Multi-Services
                                  Switch are lowering cost of switching and routing and improving transmission utilization. Our investment is transitioning to high end growth areas such as hosting and generation d services in the network that we need to build to support those services.

                                  Now I'm going to talk about more
                                  specifically about what's happening in the network and I'm going to talk about terabit transmission. Terabit transmission will be introduced into our network in four phases. First, we will deploy high density optical pipes across the network. Secondly, we will deploy ultra broadband cross connect systems. Thirdly, we will deploy optical cross connects. Then we will also deploy ultra long-haul transmission systems. I'll go into each one of these.

                                  First off, we ought to start with where we are today. Today we operate a network with dense wave division multiplexing. Last time we had one of these conferences, I talked a lot about dense wave division multiplexing. Today we are at 32 channels or lamdas operating at 10 gigabits, OC-192 transmission rate, and we regenerate every 400 kilometers. Regeneration is when we take a signal from an optical signal, convert it to electrical, clean it up, then convert it back to optical and transmit it down the fiber.

                                  At the end of this year, we will be
                                  deploying hyper-dense wave division
                                  multiplexing, and you can see here that
                                  I've identified two vendors. We will be deploying two vendors' equipment into our network. Vendor A's equipment will support 160 channels at 10 gigabits. That's a 1.6 terabit system, operational and will be deployed in the network. Vendor B, slightly different architecture, to force 176 channels again at 10 gigabits. Our first deployment of this will be between New York City and Baltimore which is scheduled for the end of this year.

                                  Next, we will implement ultra broadband
                                  cross connects into the network. Now the ultra broadband cross connect allows us to groom SONET signals, OC-3, OC-12, OC-48 and OC-192's. And we'll be able to patch

                                  OC-192 signals from an input fiber to an output fiber. Previous to this, we had to actually go and do a manual cross connect on a fiber patch panel to cross connect OC-192's. These will be deployed about mid-next year.

                                  Then in addition to the ultra broadband
                                  cross connect systems doing the grooming on the network, we will also be deploying optical cross connect systems. This will occur towards the fourth quarter end of next year. What the optical cross connect does for us, it has 256 fibers on the input, 256 fibers on the output, and we can switch a wave length or a channel from an input fiber to a wave length and a channel on an output fiber. This gives us the ability to provide restoration in the network based on these cross connects.

                                  About mid next year, we will also be able to deploy ultra long-haul systems. You've heard a lot about ultra long-haul, and the answer to what ultra long-haul drives us to is that it eliminates the need for regeneration so we can transmit from San Francisco to Chicago without having to go through regeneration. The signal remains optical throughout the transmission network. Now this will be used in conjunction with our hyper-dense transmission because we will use the ultra long-haul for express routes between cities and then the hyper-dense for short distances where we have to add and drop signals along the way. It will be used in conjunction and this will be ready to go mid next year and each route will be looked at on an economic basis.

                                  Now what's happening in the optical arena?
                                  Well, we've talked about today we're 320 gigabits, 32 channels at 10 g. At the end of this year we'll move to 1.6 terabits per fiber pair. That's 160 wave lengths at 10 gigabits. The next move occurs at the end around 2002 we will move to 80 channels at 40 gigabits. 40 gigabits being OC-768. So that will be the next move that you'll see in technology.

                                  Then, we'll move to 40 gigabits at 160
                                  channels.  The next evolution that will
                                  occur somewhere out around 2004 and the
                                  crystal ball gets a little bit cloudy when we look out this far, but we're looking at 160 gigabits of transmission. So you need to start remembering a term called OC-3072. But this is reality and it says that we're getting a lot of capacity and life out of the fibers that exist out there. That the technology continues to expand the capacity that we have available to us.

                                  I'm going to talk now about the Internet and Hosting. If we look at the Internet coverage today, this pictures shows you where we have access or customers have access to the Internet, our Internet network around the world. Now we're going to dramatically improve that in 2001 and add an awful lot of new countries out there. This will be for dedicated access and again, for also dial up access. It will be implemented both on an IP basis only and it will be implemented using the Multi-Services Switch where we bring in frame, ATM and IP altogether as part of the architecture.

                                  This year, we built out an OC-192 backbone for the Internet, so our regional networks and our backbone networks today operate at OC-192 and in Europe at SDM-16, SDM-64 and SDM-16's across the Atlantic, for example. So we have a very robust, very robust backbone network for moving traffic around on the Internet.

                                  If we look at Hosting, because this is
                                  really the future of where we see things going for us on the Internet, Hosting today, and I know these are kind of hard to see up here and you can tell that most of these are major cities in the US, major cities in Europe and major cities in Asia, we have 47 Web hosting centers or sites that are open today. About 350,000 square feet of space.

                                  Now I talked about that we had
                                  substantially invested in building more
                                  square footage and you will see that by the mid 2001 we will have 82 sites and roughly 2 million square feet of Web hosting facilities available. Now what you see on here is we've added a few new cities and we've built out additional facilities in existing cities. So it's both building more of what we have in the major metropolitan areas and adding a few more cities around the world to that.

                                  Now Brian talked about, and you saw in the movie, various flavors of Web Hosting. So I'd like to walk you through a little bit of what the differences are between co-location and managed services.

                                  Co-location is where a customer brings his equipment to us to house in our facility. We provide them with a cage, a wire cage that their equipment goes in. We provide them with a physically secure environment; and we provide them with smart hands - we can turn power on and off, we can reboot a server if necessary. And typically these are geographically dependent. The customer wants to be close to his equipment. He's going to be putting his equipment in our space, he wants to be able to drive over to it, manage his own equipment, he wants to do his own software upgrades. Therefore, it's geographically dependent. You want to have those available close to the customer.

                                  Managed Hosting, on the other hand, is
                                  higher level services. We provide all of the equipment, we provide proactive monitoring of the equipment, we provide

                                  7x24 customer support and management of the systems, we guarantee service level agreements and we provide network security. And on both of these we also provide connectivity to the network - either IP connectivity or connectivity out to modem banks and so forth.

                                  When we're doing managed services, it's
                                  usually geographically independent. The customer's not going out to touch the equipment -- he doesn't own the equipment -- he's buying the service. We're managing that service for him, so it could be managed anywhere that we choose to do it - Washington, DC, Los Angeles, Dallas. The customer really doesn't care. And the difference between collocation and managed services is significant. Managed collocation produces eight times the revenue per square foot that collocation services do.

                                  Now, I'm going to talk about voice over IP.
                                  And first off, before I really get into the slides here, I want to address this basic misconception about voice over the Internet. And I know that you've been to meetings like this and there are other companies up here that talk about how wonderfully cheap it is to move voice over the public Internet. Well let me tell you a little bit about that.

                                  First off, that is truly nothing more than an access arbitrage. All they're telling you is that if you don't have to pay access and you don't have to pay termination, that indeed it's cheaper to process a long distance call. Well that's not regulatory acceptable. So when we look at, take the access piece off and just look at what is the real transmission piece of this and look at it from an engineering perspective, if I had to move one minute of long distance across my network, what would be the best way to do it? Would I move it over the traditional voice switch network? Or would it move it over an IP network?

                                  The switched network, switch voice network, requires 64 kilobits to move that voice call over. That's what we provide, 64 kilobits for a voice call. When I do that over the Internet, I have to break that into packets and I have to put addresses on them. So I now have to move 80 kilobits across the Internet. And, the Internet has latency issues - congestion and latency issues. So if you want it to work where the service is acceptable to the callers, then you have to grossly over trunk the network so that there never has the ability for congestion and therefore long latency to occur. So from my perspective, IP is not a great way to move voice traffic around. And from a pure transmission standpoint, it's more expensive. Roughly
                                  1.5 times more expensive then it is to move it over a circuit switch network that exists today.

                                  Now that being said doesn't mean that voice over IP isn't something that we're going to do and that it isn't important, but it has certain applications. It's just not voice over the public Internet.

                                  I'm going to talk about a business
                                  customers today.  This is a typical
                                  business customer that we have out there today. He has a switched voice network with just a virtual private switched voice network, which we call VNET, and he has a data network. That data network could be a frame relay network, could be an ATM network, could be an IP network, a UU-secure or a business class IP network that he uses to move data around.

                                  Now, beginning in the second quarter of
                                  this year we started with a couple of
                                  customers to trial a new service.  We
                                  installed an enterprise gateway and this works in conjunction with the customers voice network and its data network. The enterprise gateway is a piece of customer premise equipment that works with the PBX, it could be located inside the PBX, that converts voice into IP packets. It takes those IP packets and moves them over to the customer's data network and moves them to all of his own net locations where he has a data network. So if you're calling and you're on net, then we would route that traffic over the data network to the end user location on the network. If the customer's location is off of his data network, then the calls would be routed over the VNET just as they are today.

                                  Now, that was phase one and that worked
                                  pretty good. Then we said, "Well, we need to make this more efficient and easier to manage," so we installed a SIP server - Session Initiated Protocol server - that would interface with the customer's data network over the Internet and would allow us to manage that service. So before we put this in, every time the customer added a new location, you would have to go out and reprogram each one of these enterprise gateways. Well, this allowed us to change the call routing, to change the locations, add locations, delete locations from a central location, and it allowed us to interface into the database the customer's dialing plan and its call routing database. This was installed in the third quarter and is working today.

                                  The third phase of this, which is very
                                  important to the customer, is to interface the customer's data network now to the public switch network. So, as you see here today, on this slide - and this is being deployed as we speak in the fourth quarter of this year - there's no longer a line from the customer's PBX to the long distance network. Now all of the customer's long distance traffic is converted to IP, it's moved down to the data network, it's moved across the data network, and if it's on Net it carries it right across the enterprise gateway on the other end, converts it to voice and it rings on their phone. If it's off Net, you're calling home, you're calling your brother, then it takes the voice information, converts it to data, moves it across the data network to the closest point to the terminating call and relaunches that call into the public switch network as a local call. This gives you the ability for calling on Net, calling off Net through the public switch network, and allows you to have calling coming in from the public switch network which then is moved across your data network.

                                  Now fourth, and this is where you really start seeing why you wouldn't want to start moving some voice over IP, and that's because now we've introduced two new elements, and this occurs in the first quarter of next year. First is, we are introducing the ability to handle SIP phones, Internet phones. And you've read this in the press, the Session Initiated Protocol (SIP) phone, the Internet phone, which I think is easy to visualize, it's kind of a combination of a browser, a miniature PC browser, and a telephone. And from that you can call using standard telephone number or you can call using your e-mail address. So if you wanted to call me and you have a SIP phone, you can put Ron.Beaumont@wcom.com and it will find me in the network and process that call coming to me.

                                  Now that SIP phone supports a number of
                                  features in the network. It has dynamic registration. So when you enter the network, the network now knows where you are. It knows if you're in the office in Dallas or you're in the office in Washington, DC., or where you happen to be.

                                  That allows it to then do "call find me" call routing. So when you're called, it doesn't matter where you are, the call finds you.

                                  It allows you to do call forwarding and
                                  call screening. So you can look at what's coming in and you can also block. You can block URL's if you don't want to receive calls from them, you can block numbers that you don't want to receive calls from.

                                  Then we've also introduced the Feature
                                  Server. The Feature Server really does a couple of things for us. One, it handles voice mail. So now as an enterprise, you have a global, unified voice mail system. It's something that's been hard to come by with all the disparate voice mail systems that are out there today. And it supports unified messaging. Now unified messaging is receiving any kind of message in any kind of format. Therefore, if you're calling in and you're on a cell phone, you're on a telephone and you want to take your e-mail, the e-mail is converted to voice and played out to you over the phone. If you want to take your voice mails, and you happen to be at your PC or with your PDA, the voice mail is converted into text and presented to you on that device in a textual format. All this is taken care of in the network.

                                  In this space what you're seeing up there, we've developed our own in-house software on a SIP server. Other than that, everything up there again is off the shelf, commercially available, but we provide the expertise and the management in being able to do this. We are the first movers in this area. We will be the first to bring this to market and this is scaleable. This is not a hobby shop, it's not a one-off, this will support hundreds of thousands of customers moving over to this type of network.

                                  Now, in summary, our network capital
                                  spending is to support high growth, value
                                  added generation d products.  The Network
                                  Growth Plan is cost effective and will
                                  scale to meet the expected growth.  You've
                                  seen us talk about cost savings of 40%,
                                  50%, 75% and 90%, depending on the
                                  applications.  Our Internet backbone
                                  continues to increase in scale and in
                                  reach, geographically.  The capital
                                  investment for Web hosting is shifting from
                                  infrastructure, bricks and mortar, to
                                  managed hosting, routers, servers, storage
                                  devices, software to support that.   And,
                                  WorldCom's network is second to none in
                                  quality or in cost efficiency. We are a large, large buyer of communications equipment. I will tell you that nobody gets better discounts then WorldCom on anything we buy. And I will stack up our cost efficiency on any unit with any other company that exists out there. We have the best cost structure in the industry.

                                  Thank you.

                                  Now, I'd like to introduce Bob Hartnett, our President of Global Sales.

Bob Hartnett                      Thank you, Ron.  Good morning, everybody.
                                  It's my pleasure to speak to you today
                                  about how WorldCom goes to market with our sales organizations and we'll also take a quick look at some of our generation d strategies and how we're deploying our assets and our sales team to take advantage of this significant growth opportunity.

                                  As Brian mentioned earlier, our growth has
                                  traditionally come from three sources:
                                  acquisitions, products and geographic
                                  expansion.   In the sales channels, our
                                  approach has been to leverage all three of these opportunities to take advantage of the growth initiatives within them. So my objective today is to show you how we're positioned in each of our sales channels to capitalize on those opportunities, opportunities WorldCom has played a significant part in creating, and also in rolling out our new enhanced services and continuing to grow in new countries.

                                  In addition, I'll show you how we're
                                  focused on increasing our growth in the
                                  core products, in data, Internet and
                                  international, while at the same time
                                  investing our training and resources to get our teams up to speed in the new initiatives that Brian spoke to you about earlier.

                                  I'll also show you how we're continuing to grow our teams geographically and our global accounts sales program in Europe, Asia and Latin America. But first, I'd like to give you an overview of each of our sales units.

                                  We use the same customer-facing sales team approach around the world. And as you can see on the chart, we have a small and medium enterprise group in the US and we have a parallel group in Liam Strong's organization internationally. The next tier up, we have a corporate account team to work the higher end with more national, international, and more complex customers with higher end services. And at the top of the chart, we have our global account program, which we run as one seamless team around the world to support the multi-national customers. And they are truly the customers looking to build networks between continents, within continents and countries to reach their customers, their employees, their vendors and to reach and communicate in some of the new e-business initiatives you've heard about earlier.

                                  So, let me give you a closer look on our US sales teams, our global account teams, and our terrific UUNET sales organization.

                                  Then following me, Liam Strong will give you an idea of those same channels and their performance internationally.

                                  First, the small and medium enterprise and corporate account channel in the United States is over 1,800 quota bearing sales representatives strong. Again, their focused in a territory environment in the small and medium enterprises, while the corporate teams are focused on a listed set of accounts with dedicated account team support. Both sales organizations can sell the full range of WorldCom's products and services to their customers.

                                  And at WorldCom, we like to use the
                                  products and services we sell to our
                                  customers to further support the efforts of our sales team. So to that end, our entire sales organization is armed with state-of-the-art, latest generation laptop and sales automation tools that empower them to improve their areas in prospecting and customer identification, has pricing and proposal tools on-line, contact generation to keep in contact in letter and e-mail into their customers. Probably most importantly is order input -- to speed the order entry and delivery process for our customers. These enable all of our representatives to improve their sales performance and productivity by using Web-based systems to generate customer relationships and orders processed.

                                  Our global account teams lead the industry.
                                  With the assets of WorldCom around the
                                  world and our terrific data and Internet resources, we've listed 1,000 multi-national accounts, headquartered worldwide, and we have dedicated over 850 sales representatives to focus specifically on this list of very large, very complex application customers. These representatives are typically located in their customer's headquarter city, but work with the WorldCom global account team around the world to focus on initiatives and sales opportunities for their customers in any country globally.

                                  And the one network, one contract, one team and one company approach is literally unmatched in the industry. In fact, I know you'll be in a few of these meetings with some of our competitors, and I'd like you to match up our global sales program to really anybody else out there in the industry. It was designed on customer feedback for what they're looking in their global service applications. One company, around the globe, with WorldCom sales and support representatives on the ground to service their network needs, their support, their add-on services, and then taking them into IP based services, WorldCom leads in the network, in the reach and the one company approach, and certainly in our ability to deliver solutions over Internet-based product lines.

                                  Again, it's a full range of end-to-end
                                  solutions and a significant growth
                                  opportunity for us from our large US-based sales teams. In Europe and Asia, we put teams in place. In fact, we've added to that team over four-fold in the last year to line up with our teams around the world in creating that customer representation.

                                  We've also implemented a sales automation program for global accounts with the same state-of-the-art laptop benefits I spoke about earlier. But most important for global accounts, it gives us a global view of each customer, with the status of each of their network activities, projects in place, and sales opportunities so our reps in Europe can coordinate with Latin America, the US and Asia Pac on each customer with each activity that they're working on.

                                  That's a brief overview of our go-to-market sales channels in the United States and our global account program worldwide for WorldCom. Let me give you a brief overview of one of our key assets in the company and that's UUNET. UUNET is the recognized global Internet leader. As you heard earlier, over 2,500 POP's on five continents. And with UUNET we have an additional 1,000 quota bearing reps solely focused on Internet and hosting opportunities. These specialized representatives, literally the best in the world, work with all of our WorldCom sales teams in supporting the customer efforts and initiatives for our core services, our Internet sales and the newer initiatives that Brian spoke about earlier.

                                  This unified sales approach really
                                  leverages UUNET's Internet expertise and the large customer base WorldCom has in each of our sales organizations. It allows us to provide a continuum of services - frame, ATM into IP-based services - to give our customers end-to-end service and support, and the sales expertise they require in each of these areas. And it also speeds the transition on embracing and implementing the new generation d products, for our sales team and for our customers around the globe.

                                  And just as we embrace these products, we continue our focus on our core data and Internet initiatives and our international sales growth. In fact today in global accounts, frame relay, ATM, Private Line and Dedicated Internet represent over 80% of our new acquisition sales. If you look back a few years ago, that would have been about 50/50, but 80% and growing are data initiatives for our largest customers around the world. And as our customers continue to move more towards a digital world, we have the industry-leading products and services to support their requirements.

                                  We're also seeing a growing trend among
                                  these large multi-national corporations, to not only purchase data and Internet network, but to outsource the management of those networks to companies like WorldCom. At WorldCom we have a global solutions organization that has over $1 billion in revenue today, with this type of managed and professional services.

                                  Global services extends our capabilities to support customer networks beyond the network and into the management of their equipment, of their worldwide reach, and in many cases their personnel, to provide a turnkey managed services for their offering. And due to the growth in this area, we're continuing to increase our support in Europe and Asia Pac to take advantage of these opportunities for customers' headquartered around the world.

                                  In addition, at the same time we're focused on our core initiatives, we are investing in the new major initiatives that Brian spoke about. For example, in Hosting, we already have 150 fully trained up to speed sales specialists to support all of our sales channels around the world for the hosting opportunities. In VPN, we have over 350 trained sales experts to support the over 5,000 sales personnel selling today business opportunities.

                                  Another natural extension for our sales
                                  force and our expertise is moving into the Web based call centers, translating our expertise in call centers as a company, and turning that into new applications for e-business, e-commerce, for our customers, and providing that specialty sales support from our field-based teams.

                                  In order to do this, training is a critical component today, and going forward. And that's why we've implemented a web-based training program, with today over 30 courses tied to our core and our generation d initiatives. We have programs such as routing protocols, security concepts, IP VPN, and this year, by the end of this year, our representatives will have completed over 76,000 web-based courses, passed the certification testing, and move on to the next generation of courses we're providing. We'll have over 60 courses on this web-based system through the first half of next year.

                                  As I mentioned earlier, we continue to grow our core and new initiatives around the world. We'll continue to expand our applications as we open new markets, and add in each of our customer sales channels. And even in countries today, where our company owned and operated network doesn't reach, we still have our relationships with the PTT to provide services to over 200 countries worldwide. Literally, everywhere our customers are, we provide end to end services and total contract management for our global offering. As we expand our new countries and open them quickly, we lead with IP to get in very quickly, and launch our sales teams, and then add in the full complement of our data services.

                                  I hope I've given you a good overview of WorldCom's United States sales channels, our global account program, and how we've unified our sales approach with UUNET. We're not just planning this strategy-this is in place, being executed today. Our sales teams are very customer focused and customer defined channels, and they're trained and continually updated on our core and enhanced service offering. We're aggressively moving forward to embrace and sell quickly our hosting, VPN and Web centered product lines under generation d.

                                  Our approach is defined by our customers, our product support, and we're located around the world to sell these to them in each of our customer organizations.

                                  And now to tell you a little more about our sales teams and our growth initiatives internationally, let me introduce to you the president of international, Liam Strong.

Liam Strong                       Good morning.  WorldCom is now a major
                                  player in the high growth international
                                  market. We have operating companies in 23 countries, in every major economy, in Europe, Asia and Latin America, our own facilities, our own feet on the street, playing their part in providing the end to end global service that is the essence of the WorldCom proposition.

                                  This morning I can tell you we're on
                                  schedule in executing our international
                                  strategy.  I want to share with you how
                                  we're moving into the second phase of
                                  European development, to the way in which Europe is evolving as a fully deregulated market. In Asia, I'll explain how we're implementing a somewhat different market strategy from Europe, since that region is deregulating country by country, with different time scales.

                                  Overall, our main priority in international is to continue to get closer to our customers, delivering more advanced products, and evolving our organization and its capabilities.

                                  Europe deregulated in January '98, and
                                  WorldCom's strategy for the 98-2000 period has been very clear. We have a comprehensive set of broadband assets ready for service in the first half of '98 to support a Pan-European sales force, and to build a large customer base by selling end to end voice data and Internet services.
                                  We have executed that strategy.

                                  By the end of '99, WorldCom in Europe had built a backbone network connecting all European countries. We had built 20 major city networks-we now have 26. We had built four international networks in the UK, France, Germany and Belgium, and we built comprehensive data networks, 38 ATM nodes, and 22 ATM nodes.
                                  By Q4 2000, we will have deployed 845 sales people across Europe. We have linked almost 15,000 buildings to our network, and most importantly, we have 150,000 customers. Of these customers, almost two-thirds are small businesses, companies with less than 100 employees. These represent about 70% of Europe's telecom spend, at good margins. We started building a dedicated sales and marketing unit for this sector in the second half of 1999. We now have 450 sales people, and we are continuing to expand. We are adding between 17,000 and 20,000 customer support which represents a conversion rate of appointments to orders 33%. We believe that in order to have a substantial and sustainable telecom business internationally, we must build share in each national small business sector.

                                  Europe is now moving into the first stage of maturity as a fully deregulated market. It's no longer sufficient to offer an alternative broad band network with international connectivity. Many players are now building out a backbone, metro or access network. It's not yet clear how many of these players have the financial staying power to build comprehensive European coverage. In the last ten months, we certainly have seen a very visible slowing down in investment in builds. It's unlikely that many will rival WorldCom's already installed Pan-European reach. However, it is clear that city by city, region by region, there are going to be a number of competitors offering simple bandwidth at very low prices.

                                  To meet this challenge we are constantly upgrading our products and services. We still at this stage of deregulation have a series of enhanced voice services to launch across Europe in 2001. Advanced Toll Free is our feature rich global call center product, with a consistent look and feel across Europe and the USA. We will be the first company in Europe to offer a full feature set in national as well as international markets. This is a $3 billion market in Europe currently, and it's a big revenue opportunity for us in 2001.

                                  Carrier pre-select and number portability, are services that the US takes for granted, but which European deregulation only allows us to offer in most countries for the first time in 2001. Those products are important tools in taking small business customers away from the incumbent BTT. In 2001, we're also working hand in glove with Brian Brewer and Bob Hartnett to launch the majors across their international network. IP VPN from Q1 onwards, initially for the corporate market, and then progressively into the small business sector. In Europe, we expect the IP VPN market to be circa $2 billion in 2004, which would put it at about 30% of the total world markets which Brian indicated earlier.

                                  We project the European hosting market to be worth around $5 billion in 2004, and we will launch the US hosting product progressively between Q 1 and Q3. And as I've already mentioned, the traditional European call center market is currently worth $3 billion, and we will launch Web centers into this market from Q3, 2001.

                                  In 2001, we will continue to expand into the small business sector. Our next target is very small companies, with no more than five employees. Now this sector of small business generates about 40% of European telecom's revenue, and it's not cost effective to contact these customers through the direct sales organization. So, we're testing a Web based customer acquisition approach, and our Web sales portal launches in the first half of 2001.

                                  And finally, we started around the middle of 1999 to move the European organization from a country based structure, ripe for the first phase of deregulation, to a Pan-European center. We complete this shift in the last quarter of this year.
                                  The new structure, allowing sales and
                                  marketing with our target customer
                                  segments, and organizes service delivery and network management on a Pan-European basis, for scaleablity and cost efficiency. The European structure now mirrors precisely the US.

                                  It would be unrealistic to leave our
                                  business in Europe without touching on the challenges we face in what is turning out to be an extremely rapidly evolving market. Challenges we will no doubt also come to as Asia reaches this state of deregulation.

                                  Our overriding objective in Europe is to increase our share in data and Internet. And our biggest issue currently is finding and training staff capable of managing the more advanced enterprise products we plan to launch in 2001. Competition for trained, data capable sales marketing and service staff is intense. We interview about 200 potential candidates every week, through our own dedicated European recruitment center, which uses a Web based virtual recruitment process so we're able to interview across Europe in a range of languages.

                                  Secondly, we see the pressure on pricing pretty intense in the voice sector in 2000, shifting to data in 2001. A lot of bandwidth financed during the first phase of deregulation in 1998 hits the market in 2001. And this will take, we think, about a year to work through the marketplace, and undoubtedly, it will add to pressure on pricing in 2001.

                                  Through most of this year, as Scott
                                  indicated in his presentation, the strong dollar, the sterling and euro exchange rate, has meant that we've had to work quite a bit harder to maintain our sequential growth in dollars quarter over quarter. The impact of this continues, in fact somewhat accelerating adverse exchange rate will be most marked in the last quarter of this year.

                                  Finally, the high level of growth we've had in Europe inevitably has put a lot of pressure on our back office systems. We are now seeing in Europe that the quality of customer service is becoming a competitive differentiator. And while we just got a leading industry award from customers in the UK for our quality of service, it is a constant effort to achieve end to end systems that put our people in control for the service, quality and cost. It's no accident that apart from our ongoing investment in network capacity, the only two areas where we will significantly increase CAPEX internationally in 2001 will be in product development and business mix improvement.

                                  If we now turn to Asia, we find a region some years behind Europe in terms of deregulation. Australia, Japan and Singapore fully deregulated; Hong Kong, Taiwan and Korea expected to fully deregulate in 2001. But for the other major markets-India, China, Thailand, Indonesia and the Philippines, the timetable is not yet clear.
                                  Notwithstanding that, market growth in Asia continues to accelerate, and our strategy is to expand our network and services geographically behind deregulation. We will not invest where the regulatory timetable is unclear.

                                  As each market does deregulate, we can
                                  offer progressively, Internet access and international data, followed by international voice and finally, international services. In Europe, which liberalized in one go, all at one time, across every country, we immediately, in '97-98, built a high speed regional backbone and city networks. In Asia, our infrastructure investment is guided by the state of deregulation, country by country. The key opportunities we are investing in currently are first of all data networks, to support Pan-Asian traffic, and 72% of all traffic stays within the region. Internet access services, since the number of Asian users and computers connected to the Web is growing exponentially across the region, and data centers, to serve the booming Internet sector.

                                  Unlike Europe, where we built our own
                                  cable, and since there were no deregulated systems available, in Asia we can buy regional cable capacity to support the intra-regional traffic. And we also have a strong position on the new cables linking Asia to the US, with the US-Japan, US-China and US-Australia cables coming into service in 2001.

                                  This strategy is supporting strong growth.
                                  Here's a snapshot of our position today in the region. We operate in 10 countries, a net increase of five since the beginning of 2000. We have the most Frame and ATM nodes of any carrier, both in the region or externally; in Asia Pacific, 34 in total. We have city networks where regulation permits, currently in Australia and Japan. Singapore since April, 2000, also permits facilities based carriers, and we are building there currently. Singapore is a good example of our ability to be first into a country just as soon as regulation permits. We offered services on April first, which was the first day of deregulation.

                                  As of today in Asia, we have 237 sales
                                  people in the region. Of courcse, Bob's global team is in addition to that.
                                  Average age is 28, highly educated, and I can honestly say the most aggressive sales team that I've ever had the privilege to work with. The best indication of that ability is the fact that our customer base in Asia measure is doubling every 14 weeks. Asia is a terrific opportunity for WorldCom, and we believe we are very well placed among the new entrants to exploit it.

                                  In summary, we are on track to deliver
                                  WorldCom's growth plan internationally.  In
                                  Europe in 2000, we're laying the
                                  foundations for the next stage of growth, getting ever closer to our customers, and offering enhanced products and services.
                                  In Asia we're investing judiciously and
                                  carefully in data and Internet capability.
                                  Already off of a small base, we're
                                  experiencing explosive growth, and we see that trend continuing for some time to come.

                                  And now it's my pleasure to introduce Wayne
Huyard.

Wayne Huyard                      Good morning.  As this is my first time
                                  before you representing the new MCI, my
                                  intention today is to explain our structure and purpose, our goals and objectives, our opportunities and risks, and our key strategies. Let me tell you straight away what I'm here to say.

                                  It's this: of all the things that we do at MCI, now and in the future, if it makes money we'll keep doing it, and if it doesn't and it can't, we won't. And as we look beyond what we already do, we'll proceed and invest in a low risk, calculated fashion to defend, extend and expand cash flow over time. Today begins a future of hard work, and a single direction toward a clearly defined purpose: to generate cash to support dividends and retire debt. And to this we'll apply all of our capital, both human and financial. Cash inflows will be generated by an orchestrated effort to create and keep high yield customers. Cash outflows will go to dividends and debt.

                                  Our first objective is to maintain cash
                                  flow. Every strategy and tactic will serve it. We'll start by optimizing every resource to maximize operating margins. We'll rank every product, every program, every customer, and every customer cohort, and we'll cut or prune as appropriate. And established businesses will drive costs down, and we'll stabilize overall and per customer margins by managing pricing. Here we'll establish and maintain rates that are rational and healthy and beneficial for all.

                                  The more challenging objective, frankly, will be to extend those cash flows indefinitely. Scale and technology driven efficiencies will be an immediate and ongoing focus, and calculated steps will be taken to expand product scope, to capture a greater share of the consumer wallet and the business budget. And we'll make debt repayment a top priority.

                                  There are essentially five business units that will underpin the new MCI. They are mass markets, wholesale, Skytel, Internet dial and alternate channels. Mass Markets is essentially the consumer and small business long distance operation from the original MCI. It's approximately $9 billion in annual revenue, 23 million customer relationships, a strong sales and marketing capability, which includes operations in 25 call centers across the country. And it's the organization that has brought consumers brands, such as Friends and Family, 1-800 Collect, 5 Cent Sundays, and 10-10-220.

                                  Wholesale is over $4.5 billion in annual revenue, with approximately 1,000 customers using both switched voice and data services. Internet dial is approximately $1.5 billion a year, and IP dial services provided to about 100 customers on a private label basis. Skytel is a premiere messaging company, with about $600 million a year in revenue, with a base of about 1.5 million customers, including 70% of the Fortune 500. Alternate channels is $1 billion in annual revenue, and includes sales agents and affiliates, small business direct sales, and pre-paid calling cards. All five businesses operate in challenging markets, yet opportunity exists.

                                  Mass markets holds the dominate revenue
                                  position in MCI. Third quarter revenue for mass markets is approximately $2.2 billion, representing nearly half the revenue for MCI, with EBITDA of $750 million of the $1.1 million in total third quarter EBITDA. And wholesale is next largest, with $1.2 billion in third quarter revenue, generating $200 million in third quarter EBITDA.

                                  Given it's size and contribution, Mass
                                  Markets serves as a cornerstone for the new business enterprise, and very much determines the financial performance of MCI. It's marketing strength lies in opportunistic, creative, fast execution. Mass Markets has a rich history of expanding margins, with 25% expansion in per customer profitability since 1997, based on operating efficiencies, success in the intra lata market, and increased customer size through partnership programs. And for the past three years, Mass Markets has grown revenue far faster than all competitors combined.

                                  While AT&T's challenges in the consumer
                                  long distance market are well documented, and RBOCs are beginning to gain entry into this market, we'll take more than one full point of revenue market share in the year 2000, ending with over 20% revenue share in long distance. At $8 billion in consumer long distance, we're still a relatively small player in this $75 billion consumer wire line market. And we believe it represents opportunity to exploit our existing customer relationships, and leverage our sales and marketing strength, while still achieving the overall MCI objective of maximizing cash.

                                  Our strategies for long distance -- to
                                  stabilize rates -- which we have done by launching a new portfolio of products on August 1 that will stabilize rates going forward. New entrants are also pricing rationally, and furthermore, the reduction of access rates for long distance have found their way to consumers, and will soon cease to impact the market pricing as they have.

                                  In addition to pricing, in a rational way, we'll work to diversify revenues in the future as we have in the past, with services like 1-800-Collect and 10-10-220. And through a continued focus on partnership programs, which now account for 50% of all consumer minutes. And despite a shrinking long distance market, it's our goal to increase market share, if we can do so while achieving our primary charter, our primary purpose.

                                  Our strategy in local, to defend and extend profit. It's that simple. We'll invest in building the state entry capabilities, and where it's profitable, we'll enter. Where it's not, we'll use it only as necessary to optimize overall cash and margins in that space. It's very much our desire to participate in local, but we'll only do so where that serves our charter, so we're urging the FCC to create a vibrant, competitive consumer local market, by insuring first and foremost wholesale pricing that is just and reasonable.

                                  Where we are participating in local today, we're winning. Let's just take a quick look at New York. We entered New York in April of 1999 utilizing UNEP, and Verizon entered 8 months later, in January of this year. Not only have we been able to pick up 420,000 local customers, representing 7% market share in Verizon territory, we were able to grow net long distance customers by 300,000 on the same pace that we gained net long distance customers prior to Verizon's entry. Today, a full 30% of our New York customers use us for both local and long distance service.

                                  While I don't plan to speak to other
                                  organizations in MCI at any level of detail today, I do wish to share the general strategy for all of them.

                                  Put simply, cash flow is king, and all of our energy will be applied to defending, expanding and extending it.

                                  We'll be quick to restructure, both on
                                  profitable accounts and channels. We'll recognize pricing opportunities wherever they exist, and of course, we'll continue to pursue operating synergies, and overall efficiencies.

                                  To be clear, and I hoped have been, our
                                  priority is cash. We'll be guided by that single, clearly defined purpose. Now I'd like to invite Bernie and Scott up to the stage for questions and answers.

Question Today you've spoken a lot about Web hosting and the importance of managed hosting to your business and that Digex will play a large role in that. My question is, if the Intermedia transaction is postponed, will you still hold your shareholder vote?

Bernie Ebbers                     Mike Salsbury - that's our general counsel
                                  and can answer that more accurately than I can.

Michael Salsbury                  I'm not sure why we would be postponing the
                                  transaction. We don't see any hangups in the regulatory approval process.

Question In terms of the Digex shareholders lawsuit right now to get a preliminary injunction to be held November 29. Obviously that could hold up this whole process.
                                  Obviously I know your view right now is
                                  that that will not hold up the process, but if it were, for whatever case, to hold up this process, would you still have the shareholder vote?

Bernie Ebbers                     Mike, we will address that issue when it
                                  comes to the point where we have to. We certainly don't expect that to occur.

Question You talked in the beginning about the potential at a later date of depending on the regulatory environment, and how these things trade, but I'm curious if you can kind of lay that out, how that would look, because I guess from my perspective, it seems like it would be rather difficult to do a physical spin off, especially on the wholesale side. Maybe the consumer side might work with the right kind of transfer pricing, but can you just elaborate on the logistics and the regulatory issues of doing a spin at a later date?

Bernie Ebbers                     Well, there are a couple of regulatory
                                  issues that have to be addressed. One is that the PICC has to be changed. That's a significant issue, because I guess we could get a universal slamming complaint or something like this. That's one of the issues. There are some state issues with respect to regulatory and so on, but those are issues that, if we decide we end up wanting to spin off, which we certainly haven't completely resolved that yet, we'll address over time.

                                  But I do not see any difference in the spin out of wholesale as opposed to consumer. They are, together, the business units that are being put in MCI, are together within WorldCom completely separate operating units. They have, for years, had their own P&L statement and so on. The only thing that could affect wholesale would be the price at which they buy service from WorldCom, and by virtue of the nature of trackers, you have to have some independent committee referee that so that both shareholders' interests are looked after. But I certainly don't see that as a significant issue going forward.

                                  In fact, if you did completely spin out MCI and it had wholesale in it, wholesale may negotiate a lower price with somebody else, if that were the case, over a period of time. So you can't make those contracts indefinite, because you have to look out for the interests of the shareholders. But I don't see that at all as an issue with respect to spin out.

Question Let's talk about pricing. You have slashed these numbers 32 cents. I haven't seen a price cut like that since last Wednesday. How you parse that out between the different units, and what is it exactly that's going on in pricing, and what's your strategy for responding?

Scott Sullivan                    The significant thing that I would say,
                                  Dan, is in May of 1999 we changed our major and national new acquisition rate by 25%.
                                  That drove a lot of revenue in the third and fourth quarter of last year, and it didn't impact the income statement because we had on-going synergies from MCI. But what you're seeing this year, in the fourth quarter, and will continue into the first quarter, but will alleviate in the second quarter, is the tail end of that acquisition pricing. In other words, where the embedded base of business in majors and nationals becomes priced similar to what your new acquisition rate is in the marketplace.

                                  We have seen no new change in pricing in that area since May of 1999, but it's been very painful going through the last few quarters of getting your embedded base down to that rate. On consumer, it's driven by MCI every day. More that 50% of the dial one base has moved to that, and it's been pretty dramatic in the third and fourth quarter.

                                  Earlier in the year, in the first and
                                  second quarter, we were able to keep these impacts from affecting the bottom line because we were still at the point of $100 million sequential increase in cost savings on MCI. In the third quarter, we had more than $170 million savings on access.
                                  Well, what's happening in the fourth
                                  quarter is you're really starting to get down to where your dial-one base is significantly on this MCI side - every day rate, and that is impacting profitability.

Question Does that subside next year? Your guidance on the consumer side actually shows a slight improvement in the rate of change.

Scott Sullivan                    That pricing point that is already in the
                                  marketplace right now will continue to
                                  drive down EBITDA in 2001, as we showed on the consumer slide. There are some actions that Wayne can take on the yield side that could be more positive. But next year is going to be driven by the price points that were set in the marketplace this year on consumer. On the wholesale side, it's a lot easier to fix. That's account by account basis. It's a lot easier to manage now that it's in the MCI business.

                                  We were in a situation where we could no longer manage in that business revenue growth, EBITDA growth and net income, and it makes sense, because it is a mature business, to run it from the cash perspective.

Question You've given us the earnings growth outlook for the new WorldCom. What's the capital spending outlook?

Scott Sullivan                    The capital spending outlook for next
                                  year-it's about $500 million at the MCI
                                  tracker level, and the bulk of that is
                                  switching and consumer expenses. When we look at 2001 in total, including that $500 million, we're going to be about $8.2
                                  billion at the WorldCom level, and $500
                                  million at the MCI level.  And about $3
                                  billion in the data area, which is more
                                  than we spent this year.  That will be
                                  about $2.8 billion this year.

                                  Less in the local area; that will be about
                                  $2 billion next year, which this year will come in around $2.7 billion. International will be about a couple hundred million less, just because we have achieved most of the network build that we're doing over there. So it will be in the area of $1.5 billion. Then Internet, I would expect to be about the same as this year, with all the initiatives that John talked about. It was $2.3 billion this year, and it will run about that next year.

                                  It is based, at the end of the day, on mix of revenue, but there are certain areas next year that we will not be spending on that we did this year. We are effectively ahead of $9 billion when we expected to be $8 to $9 billion this year in collocation and modem deployment, and having duplicate spending on MIAP switches, the soft switches which Ron talked about, the same time that we continue to deploy class 5 local switches, is impacting the year.
                                  Next year, as Ron mentioned, we'll start to get the benefit of MIAP and not having to spend on 5-5 local switches to the extent that we have this year, and it will start to take the pressure off that number.

                                  So we're going to have plenty of capital for growth. We're not cutting back in any area that's going to affect growth. But there's things like undersea cable facilities, where on short term contracts, it makes more sense to buy that rather than build that. We're not going to put anyone into business with any long term contracts. There's some very good, short term flat rates where it's more cost effective to buy it from a vendor.

Question I'm a little confused about the handling of the debt in the new entity. Am I to understand that the debt is going to stay at the consolidated parent company to try to maintain your credit quality, and then the $6 billion will be inter-company loan to MCI? And then, why the focus on repaying debt at MCI when it appears that the other side of the house is going to be borrowing to fund future growth? Do I understand that correctly?

Bernie Ebbers                     Yes, you do.

Question So the overall debt position of the consolidated entities, you will be adding debt to fund future growth?

Bernie Ebbers                     As a matter of principle, by and large,
                                  we're going to be spending our cash flow in the data division, and paying down allocated debt in the MCI division.

Question Can you talk about the absolute growth in data tracking, and how it relates to revenues?

Scott Sullivan                    Data growth today is in the range of 23 to
                                  26%. We have a phenomenal, if you look at it, mix of data revenue. About one third of it is local; one third is frame and ATM;
                                  and a little bit less than 20% is private line. There's private line pressures on major city routes-New York to Los Angeles;
                                  Atlanta to New York, those types of routes.
                                  So that is being impacted. But one of the things that you have to remember is we have a very far reaching network. Less than 50% of our private lines run on major city networks. We get a lot of revenue growth in the San Antonios, the Dallas, off of the major cities. So you're getting some pressure that is continuing on the private line side on the major city routes.

Question I guess my question really is, is there any slow down in the overall industry?

Scott Sullivan                    If you're talking Internet specific-I was
                                  talking data component excluding IP-no,
                                  that number tends to bounce around. It's a very high growth item for us, so it can bounce anywhere from 40 to 50 to 70. It was 59% in the fourth quarter, 53% in this last quarter. But we expect to see it in the 40 to 50 range, and higher towards that range. There's no slow down in that area.


Bernie Ebbers                     That's dedicated Internet.

Scott Sullivan                    Yes, on the dial side, there has been slow
                                  down, pricing and everything that we've
                                  gone through, and it grew 5% in the
                                  quarter.

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Question                          Your new guidance takes $0.35 out of
                                  WorldCom tracker earnings for investment in growth. I'm not exactly clear on what you're spending on here that you had not intended to in your original budgeting.

Scott Sullivan                    It's a combination of two things.  You have
                                  revenue in the fourth quarter, consolidated company that is projected to be in the 7 to 9% area, versus being in the 11 to 12% area. At the same time, you have no slow down in expenses towards the growth area.
                                  You have a pick up significantly in the
                                  area of generation d: product marketing costs, customer care costs, information costs, product development. That's $0.04 right there of additional spending in the fourth quarter.

                                  In addition to that, MMDS is diluting us more than what we anticipated, and that's $0.02 in the fourth quarter. And we're being impacted by the environment that we're in today - cash versus retention - in terms of cash retention vehicles is impacting the fourth quarter, will impact next year, and that's about $0.01 to $0.02. And the same goes for health and welfare benefits, where we were scheduled to make a reduction this year, but we're not going to do it based upon the rest of the employee benefit package.

Question This summer you realigned your sales force to eliminate all of the channel conflicts between UUNET, MFS and WorldCom. Can you elaborate on how that process is going and whether or not it's increased sales force and/or customer churn at all?

Bob Hartnett                      You are correct, we aligned UUNET with our
                                  mainstream sales organization. But keeping their focus, that was 1,000 reps that went through, that had the pure IP, dedicated
                                  IP, hosting, VPN experience. And it ties back to what John Sidgmore said about a lot of the growth historically has been on pure

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                                  Internet service, application service,
                                  providers, dot-coms. With the advent of virtual private networking, we're seeing much more commercial applications.

                                  What we're doing now, I called it a unified sales approach, is leveraging WorldCom's feet on the street in every customer channel around the globe, and the vertical focus on IP services, both on dedicated Internet and in the advanced services through those accounts.

                                  So in global accounts, that organization has been in place with teams for the last couple of years, because that's how those customers want to buy, and organizationally, it's been in place since June. And then in our small and medium enterprise in corporate that I talked about that we have in the US and throughout the world with Liam, we are lining up those initiatives right now. So as we launch into 2001, especially with the new growth areas, UUNET will provide that expertise in hosting, VPN and high level network applications on Internet into the commercial marketplace. So it's really a bridge into the commercial marketplace that was much more of a vertical ISP/ASP and some Internet access that's moving into a commercial networking environment.

                                  I think it's going very, very well. The teams are terrific. I've met with most of the UUNET teams around the world, and I think everybody sees the direction because that's where our customers are going. So I think it's going very well, and we're in the final stages right now to line it all up to enter 2001.

Question Could you just give us a sense of explicitly your Brazil strategy, particularly with Embratel. You run separately these UUNET operations in

                                  Brazil..  How do you plan to coordinate
                                  that?

Bernie Ebbers                     Well, let me tell you that we've had some
                                  discussions about that this week. When we acquired our interest in Embratel we expected that Embratel would be the basis for all of our expansion in South America.
                                  And we are going to reestablish that
                                  principle.

Question You talked about the data pricing pressure in Europe - I was wondering how that looks in America? Number Two, a lot of people like Genuity, Level 3, Qwest, say your network is yesterday's network.

Bernie Ebbers                     Ron made it very clear about the quality of
                                  our network versus the claims of others.

Ron Beaumont                      Remember that we are one of the largest
                                  networks in the world. Therefore, we have the buying power second to none. And with all the things I talked about we're installing, the hyper and the new technology and soft switches, and multi-services switches, larger routers,
                                  OC-192 backbone.  But when all that is
                                  occurring, we're pulling the old equipment out of the network. So we turn that equipment over relatively quickly, so our network is state of the art throughout the network. It's just that we have to do a little more work than a Level Three or Qwest, because if you don't have customers, you don't have to groom them up into the new networks. So it's a lot easier when you don't have customers to build networks and run them. But we pull out the old stuff, put in the new stuff, and we have a price point that no one can match. Level
                                  3, Qwest do not have the ability to
                                  maintain the unit cost that we have.

Question                          My question is, is there data pricing
pressure in the US?

Bernie Ebbers                     Absolutely.

Question The final question is on your wireless strategy for larger corporate accounts. What is that strategy, and does Nextel look more interesting to you at these prices?

Bernie Ebbers                     No, it does not.  Let me tell you, our
                                  wireless strategy is not changed. We do not run into corporate accounts asking for wireless pricing or wireless service in conjunction with their general RFPs. We have not run into that. I think it's evident from what you see happening in the marketplace, the last integrated wireless unit into a major company in the United
                                  States has just been separated out in a
                                  combination of wireless operation of SPC and Bell South. And now there is no major company in the United States-AT&T is going to spin their wireless out-that has an integrated wireless component in their base business.

                                  And we know that because of our
                                  distribution capabilities that we have
                                  demonstrated-you notice on a lot of the
                                  wireless reports now that the subscribers, they put "and affiliates," who's selling the revenue for them or the units for them. So I'm thankful some of that is us. And we are growing very rapidly in the resale business, as happened in this industry. Resale is given a free competitive environment, free of FCC intrusion, and generally works in a very competitive model and works to our satisfaction over a period of time. And we expect to continue the way we have been doing.

Question I was hoping you could talk about pricing a little more. One of the comments made during the presentation was that you can't fight gravity, and one of the reasons we've seen such terrible negative revisions not only your earnings, but everyone else's, it seems, is that pricing keeps falling. Is there any structural support mechanism, or any level at which pricing will stop falling, or are we going to see perpetual negative revisions in this industry?

Bernie Ebbers                     I would suggest that it depends on the
                                  conduct of others, to a large degree. In the consumer pricing, the MCI side of the pricing, I think Wayne would support that-when was the last price increase, Wayne? August 1st, the first time in the history of MCI in the consumer business that our subscription product had an increase. And we are very pleased that that has not had a significant detrimental effect on our productivity.

                                  I think there will become more
                                  rationalizations in this.  Brian Brewer
                                  talked about in his presentation how we are going to approach that on the business side. What has happened is-I'll give you an example. This is how crazy it gets sometimes, but I think people are going to come to their senses over this period of time. We bid on an account, on K-Mart, and we went through the RFP process. And the RFP process is supposed to have a sense of integrity to it. You bid. They tell you that if you win the bid, you're going to get the business.

                                  We won the bid, fair and square.  The CFO
                                  and CIO called us and said, "You have won
                                  the bid."  About three days later, we got a
                                  call back from them and said that they had
                                  received a personal phone call from Mr.
                                  Armstrong, who said, "If you'll not leave
                                  us, I'll give you $5 million less than
                                  whatever WorldCom's bid was."
                                  Well, I said, "Well, I won't quit," never
intending to take the             business, just trying to figure out what
                                  would happen. And so I said, "I'll go back and quote $2 million less than him." Now I have to tell you that when we get there we're below profitability. Well, they lowered their bid again, just blindly. And

                                  I wanted our people to go back again and lower it again, just so we could set an example here, but because they had given up their integrity in the RFP process, we never would have taken the business. We would have got the price down and then told them we don't want the business.

                                  But that's what has happened occasionally in our industry. And I think that people that have a little better sense are going to see that that's a no-win situation for everybody. And as Brian talked about, our process for reviewing contracts-we used to do everything we could to get people to sign a long term contract, only to have them not be real meaningful. So we are just putting 1000% more effort in judiciously making decisions on every account that we have under contract, to see how this thing prevails. But I believe that we're going to get substantial stabilization in rates, and potential for some realistic increases.

Question You mentioned in your remarks that with the benefit of hindsight, some of the assets you acquired during the growth phase of WorldCom are maybe assets you should have looked to dispose of at some point. As you look at the two new companies going forward, do disposal of assets play any part in your thinking? And conversely, as you look at the growth objectives you want each company to achieve, does the acquisition of assets play any part, or can those two companies do what you want them to do effectively with their own internal resources?

Bernie Ebbers                     Let me talk first about the MCI side.
                                  There are some assets that have been
                                  assigned to Wayne in the MCI side that we will have to make judicious decisions about. Prepaid, for example. I don't know if we'll stay in that business or not at this point in time, but we certainly won't unless it has a positive cash impact.
                                  That's one of the beautiful things about operating to generate cash. There may be little pieces, like the agent business, or some of the other things like that. What is the pricing structure going to be longer term in wholesale, and that type of thing.
                                  But we do not see any of those issues in what is left in WorldCom.

                                  Now, if you're asking is WorldCom going to be an acquirer, we would very much like to look at-you have to keep in mind, we have to operate within the givens of our livelihoods here. We cannot make Internet acquisitions. In the failed merger attempt with Sprint, the Justice Department determined within a gnat's hair that we were close to dominance. So whenever we do something, we are closely scrutinized as to whether it increases the backbone. We have to grow that ourselves from now on.

                                  But there are a significant number of our-I don't want to name them, because we're looking at several of them. There are a significant number of what I'm going to call generation d enhancers, that may be small start up companies, may be non-public companies. Digex is an example, but a much bigger example than most of them, in that Digex gave us a 12 to 18 month head start in a piece of the business we think is absolutely critical.

                                  When we get to content distribution and
                                  some of these other things, there may very well be some opportunities that we could take advantage of, given our stock price gets a little better, that we could take advantage of in either smaller companies that have employee expertise, that can contribute to our generation d initiatives. But that would be the focus of what we do.

Question Strange as it sounds, I'd like to congratulate you for taking the blame for what's happened, for drawing the EPS down to the bottom line, so that can go through the stock within. And for what you've done in New York, which I think means there is actually some future for the MCI piece.

                                  Having said that, last week I took down my numbers on AT&T to about half in 2001, but then cut them considerably further in 2002. We haven't really talked here about 2002 for you guys. As I do my mental arithmetic on the business section, it looks to me like between now and 2004, roughly $3 billion in cash flow disappears in the business segment out of the voice piece and that means that the rest of the business has to grow something like 30% to make your 15 to 17% EBITDA targets. If there's something wrong with my arithmetic, I'd like to understand it.

Bernie Ebbers                     The capex that is being spent in MCI today
                                  is within $100 million or $150 million or so what they already spending. It just hasn't been attributed to them that way.

Question                          Right, but I'm not talking about capex.
                                  What I'm talking about is the core new
                                  WorldCom business EBITDA projection growing
                                  15 to 17% between now and 2004. Given what you said happens to the voice business means some very high growth rates in a period when the RBOCs will be entering this market. And everything I've heard you say about a stable pricing environment, especially on the consumer, means that your cash flow is dying and theirs is protected.


Scott Sullivan                    I think you're being really harsh with $3
                                  billion on the voice business.  I can't
                                  think of a business account that provides
                                  $3 of profit on $7 of revenue.  We've got
                                  $7 billion of voice business left in the new WorldCom, and the margins aren't anywhere near the margins in the consumer business, albeit the consumer business is declining. But if you got rid of $7 billion, all of voice revenue, you wouldn't get rid of $3 billion of cash flow. So I think that's harsh from an assumption of what will happen on the top line revenue, especially to the profitability of business voice. It's real tight in some of Bob's areas and all the areas that Brian looks over, in terms of major nationals and globals and the smaller middle market.

                                  So I think it is very likely that we have 14 to 16 top line growth in the group, and we are not projecting heroic margin increases. The business is being driven, the data and IT, where you have better margins. Not less margins than in the voice business. So I think we have been very diligent in terms of where we have set out the expectation. If I had to do it all over again, we didn't want to every single quarter bring down the revenue expectation. It's been a frustration for us as much as for you.

                                  The worst thing that ever happened was in the third quarter of 1997, we grew at 12%. And we just grew at 12% in this latest quarter. But between the third quarter of 1997 and the third quarter of 2000, we went up to 19%, and everybody loves acceleration, but a lot of times what goes up does come down. The 19% revenue growth in the third quarter of 1998 comprised a 10% increase in voice revenue. That just wasn't sustainable. And there were some low quality drivers that drove that voice revenue, and I think we are taking a completely reversed action today in terms of what we're looking at, in terms of growing the business, and the exposure we have remaining in the WorldCom unit to the voice business.

                                  So the attempt here is to reset the table, not to constantly get back here each quarter after quarter after quarter. I've got to tell you, if we had a crystal ball and we could have seen it two years ago go up to 19% and come down to 12%, we would have been a lot better with guidance in terms of what we gave you.

Question If you felt that the stock price is bottoming here, I might expect to see WorldCom buying back its own shares. Can you comment on why there hasn't been any initiative on that front?

Scott Sullivan                    At this point it's not been something that
                                  we've openly talked to the board about, so we would talk to them before we said anything in this meeting. At the same time, I'll also tell you that we will balance our credit ratio against anything that we ever brought to the fore, but I think that's premature to comment on that.

Question You had four phases for your voiceover IP, all coming due within about a year. Is that something where a customer would go through all four phases, and might not that be a little difficult?

Ron Beaumont                      That is not the case.  I brought you
                                  through the four phases of the development of managed voiceover IP. We took two beta customers through that phasing. When we get to phase four, which is available in the first quarter of 2001, that is a fully developed product. Customers will go in with a full suite of features and functionality.

Bernie Ebbers                     Thank you very much.  We very much
                                  appreciate your attendance here today. Let me tell you again that we feel very confident that we have set the bar at a very achievable, sustained rate over the next few years. We look forward, the next time we meet, to having an environment where we have something positive to think about, and not go through this again.

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                                  We certainly thank you for your
forbearance.